DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06026890

March 6, 2006

RECD S.E.C.

MAR 6 2006

1086

David F. Taylor
Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis Street
Houston, TX 77002-3095

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2006

Re: El Paso Corporation
Incoming letter dated January 6, 2006

Dear Mr. Taylor:

This is in response to your letter dated January 6, 2006 concerning the shareholder proposal submitted to El Paso by Lucian Bebchuk. We also have received letters on the proponent's behalf dated January 25, 2006 and February 8, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Enclosures

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 JPMORGAN CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS • WASHINGTON, D.C.

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

Direct Number: (713) 226-1496
email: dtaylor@lockeliddell.com

Direct Number: (713) 226-1496
email: dtaylor@lockeliddell.com

January 6, 2006

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Lucian Bebchuk

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). El Paso has received from Mr. Lucian Bebchuk, one of its stockholders, a letter requesting that a proposal and accompanying supporting statement (the "Proposal") be included in El Paso's proxy materials for its next Annual Meeting of Stockholders. A copy of the Proposal is attached hereto as Exhibit A. El Paso expects to file its definitive proxy materials on or about March 29, 2006.

On behalf of El Paso, we respectfully notify the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division") and Mr. Lucian Bebchuk, to whom we are today sending a copy of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth below. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we enclose six (6) copies of this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and the Proposal. El Paso respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

Factual Background

El Paso received the Proposal on December 7, 2005. The Proposal requests that the following matter be submitted to a vote of the stockholders at the next Annual Meeting of the Stockholders:

> "It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, Article 5 of the Corporation's Second Amended and Restated Certificate of Incorporation, and Article XII of the Corporation's By-laws, the Corporation's By-laws are hereby amended by adding a new Section 16 to Article III of the Corporation's By-laws, as follows:

SECTION 16. REQUIRED DISCLOSURES OF THE BOARD

To the extent permitted under federal and state law, in any proxy statement in which the Board discloses to stockholders information about the compensation of the Chief Executive Officer and other "named executive officers" as that term is defined in Item 402 of SEC Regulation S-K during a preceding period (the "reported period"), the Board will disclose to stockholders the estimated monetary value of the benefits to which each such named executive officer had any vested rights as of the last day of the reported period under any pension, retirement or deferred compensation plan, including any supplemental executive retirement plan, established by the Corporation.

This By-law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the Corporation's By-laws."

Discussion of Reasons for Omission

El Paso may omit the Proposal from its 2006 proxy statement because it has been substantially implemented

El Paso believes that the entire Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented. Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if "the company has already substantially implemented the proposal," thereby rendering it moot. As demonstrated below, El Paso currently provides all of the compensation-related disclosures that the Proposal would require in the Executive Compensation, Compensation Committee Report on Executive Compensation and Benefit Plans section of its annual proxy statement. The Executive Compensation section (pages 21 through 25), Compensation Committee Report on Executive Compensation (pages 27 through 36) and description of El Paso's supplemental benefits plan (page 39) in the Benefit Plans section of the 2005 Definitive Proxy Statement (the "Proxy Statement") are attached as Exhibit B.

Under the standard expressed by the Commission in Exchange Act Release No. 34-19135 (August 16, 1983), a proposal may be omitted if it has been "'substantially implemented by the issuer,'" though it has not been "fully effected." In establishing this subjective interpretative position, the Commission "determined that the previous formalistic application of this provision defeated its purpose." A company has substantially implemented a shareholder proposal if the company's relevant policies, practices and procedures "compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). When a company has the essential objectives of a policy in place, or has policies, procedures and standards concerning the subject matter of the proposal in place, the Division has consistently found that the proposal has been substantially implemented and can be omitted under Rule 14a-8(i)(10). See, e.g. The Talbots, Inc. (April 5, 2002) (permitting exclusion of a proposal requesting implementation of a code of corporate conduct based on United Nations standards, where the company revised its social and human rights policy and published an annual report); The Gap, Inc. (March 16, 2001) (permitting exclusion of a proposal requesting a report on the child labor practices of the company's suppliers when the company had an established code of vendor conduct and disseminated detailed labor information to shareholders). Likewise, El Paso's current policies, practices and procedures compare favorably with the executive compensation disclosure guidelines in the Proposal.

Essentially, the Proposal requests that El Paso make proxy disclosures that estimate the monetary value of certain executive benefits, including benefits under pension, retirement and deferred compensation plans. However, as demonstrated in Exhibit B, El Paso already meets, and in fact exceeds the disclosure requirements recommended in the Proposal.

On page 21 of Exhibit B, El Paso provides a Summary Compensation Table summarizing all annual and long-term compensation for its Chief Executive Officer and its four most highly compensated executives (the "Named Executives"). This table includes information on restricted stock awards, securities underlying options, long-term incentive payouts, and other compensation, including El Paso's contributions to the El Paso Retirement Savings Plan and supplemental company match under the Supplemental Benefits Plan. The notes accompanying the chart on the following pages provide more detailed descriptions of the payments that are outlined in the Summary Compensation Table. Most notably, the company provides charts showing all of El Paso's contributions to the Retirement Savings Plan (page 22), Option Grants (page 23), and all payments into the Pension Plan (page 25).

Additionally, The Compensation Committees Report on Executive Compensation (beginning on page 27 of Exhibit B) provides a detailed explanation of El Paso's general compensation philosophy and the components that make up the total compensation of its Named Executives. Most notably, the table on page 31 summarizes the total potential benefits that the Named Executives could receive pursuant to El Paso's employee benefit, severance protection and equity compensation plans assuming certain termination, retirement and change in control events. Furthermore, the description of El Paso's supplemental benefits plan (page 39 of Exhibit B) in the Benefit Plans section includes a table which summarizes the Named Executives' supplemental retirement savings and pension benefits. El Paso's disclosures are well in excess of those required by applicable SEC and NYSE requirements as well as those recommended by the Proposal and El Paso intends to continue to provide full and transparent disclosures regarding director and executive compensation.

It is the position of El Paso that the annual proxy statement meets and exceeds the disclosure requirements in the Proposal. Therefore, the Company believes that it may exclude the Proposal as substantially implemented under Rule 14a-8i(10).

Request

For the foregoing reasons, El Paso respectfully requests that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2006 proxy materials. Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 713/226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosure

cc: ***Via Facsimile***
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Mr. Lucian Bebchuk
1545 Mass. Ave.
Cambridge, MA 02138

Michael Meenan (Firm)

Exhibit A

Lucian Bebchuk
1545 Mass. Ave.
Cambridge, MA 02138
Telefax (617)-812-0554

December 7, 2005

VIA OVERNIGHT MAIL

Corporate Secretary
El Paso Corporation
P.O. Box 2511
Houston, TX 77252-5211

Re: Shareholder Proposal of Lucian Bebchuk

To whom it may concern:

I am the owner of 450 shares of common stock of El Paso Corporation (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2006 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2006 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

PROPOSAL

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. § 109, Article 5 of the Corporation's Second Amended and Restated Certificate of Incorporation, and Article XII of the Corporation's By-laws, the Corporation's By-laws are hereby amended by adding a new Section 16 to Article III of the Corporation's By-laws, as follows:

> SECTION 16. REQUIRED DISCLOSURES OF THE BOARD
>
> To the extent permitted under federal and state law, in any proxy statement in which the Board discloses to stockholders information about the compensation of the Chief Executive Officer and other "named executive officers" as that term is defined in Item 402 of SEC Regulation S-K during a preceding period (the "reported period"), the Board will disclose to stockholders the estimated monetary value of the benefits to which each such named executive officer had any vested rights as of the last day of the reported period under any pension, retirement or deferred compensation plan, including any supplemental executive retirement plan, established by the Corporation.
>
> This By-law shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Article XII of the Corporation's By-laws.

SUPPORTING STATEMENT

I believe that decisions by the Board and its compensation committee regarding the compensation of the Corporation's senior executives are important and could have a significant effect on shareholder interests. In order for shareholders to be accurately informed regarding such decisions and to have a good picture of the Board's performance and the Corporation's governance, it is essential that information about the total amount and makeup of the compensation of top executives be comprehensive and transparent. Therefore, I believe that it is desirable for the Board to provide shareholders with information about the monetary value of benefits from pension, retirement, or deferred compensation plans that provide benefits to senior executives. By making the compensation accorded to top executives more transparent, the proposed By-law could enable shareholders to better assess the compensation decisions made by the Board. As a result, the proposed By-law could in my view make the Board more accountable and improve the way in which compensation arrangements are set and the Corporation is governed.

I urge you to vote "yes" to support the adoption of this proposal.

Exhibit B

EXECUTIVE COMPENSATION

Compensation of Executive Officers

This table and narrative text discusses the compensation paid in 2004, 2003 and 2002 to our Chief Executive Officer and our four other most highly compensated executive officers. The compensation reflected for each individual was for their services provided in all capacities to El Paso and its subsidiaries. This table also identifies the principal capacity in which each of the executives named in this proxy statement served El Paso at the end of 2004.

Summary Compensation Table

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	Securities Underlying Options (#)	Long-Term Incentive Plan Payouts ($)(4)	All Other Compensation ($)(5)
Douglas L. Foshee(6)	2004	$ 630,000	$ 1,250,000	—	$ 1,320,000	375,000	$ 180,500	$ 51,750
President and Chief Executive Officer	2003	$ 297,115	$ 600,000	—	$ —	1,000,000	$ —	$ 1,758,913
John W. Somerhalder II(7)	2004	$ 642,000	$ 684,735	—	$ 492,800	140,000	$ —	$ 46,500
Executive Vice President	2003	$ 617,500	$ 750,000	—	$ —	—	$ 215,850	$ 14,250
	2002	$ 600,000	$ —	—	$ —	—	$ —	$ 81,926
Lisa A. Stewart(8)	2004	$ 458,337	$ 441,604	—	$ 1,077,600	295,000	$ —	$ 316,250
Executive Vice President								
D. Dwight Scott	2004	$ 453,929	$ 498,644	—	$ 739,200	210,000	$ 261,300	$ 42,825
Executive Vice President	2003	$ 517,504	$ 750,000	—	$ —	—	$ —	$ 511,775
and Chief Financial Officer	2002	$ 387,504	$ —	—	$ —	—	$ —	$ 71,108
Robert W. Baker	2004	$ 404,004	$ 295,203	—	$ 492,800	140,000	$ 97,350	$ 25,658
Executive Vice President	2003	$ 360,837	$ 350,000	—	$ —	—	$ —	$ 10,500
and General Counsel	2002	$ 250,008	$ 50,000	$ 36,000	$ —	—	$ —	$ 21,857

(1) The amount in this column for 2004 for Messrs. Foshee and Scott reflects a voluntary reduction in annual base salary. For a one-year period beginning on January 1, 2004, Mr. Foshee voluntarily reduced his annual base salary by 30 percent to $630,000. Beginning on June 16, 2004, and for the remainder of 2004, Mr. Scott voluntarily reduced his annual base salary by 30 percent to $379,404. In addition, the amount reflected in this column for 2004, 2003 and 2002 for Messrs. Somerhalder and Baker includes an amount for El Paso mandated reductions to fund certain charitable organizations.

(2) There were no amounts paid for other annual compensation in 2004. The amount reflected for Mr. Baker in 2002 is a $36,000 perquisite and benefit allowance. During 2003, El Paso eliminated perquisite and benefit allowances for its officers and, except as noted, the total value of the perquisites and other personal benefits received by the other executives named in this proxy statement in 2003 and 2002 are not included in this column since they were below the SEC's reporting threshold.

(3) In 2004, Ms. Stewart received a grant of 80,000 shares of restricted stock on the start date of her employment and the total value reflected in this column for Ms. Stewart includes the value of those shares on the date of grant. The remainder of the shares of restricted stock granted to the executives named in this proxy statement during 2004 are annual grants pursuant to El Paso's long-term incentive

compensation plan. The total number of shares and value of restricted stock granted (including the amount reflected in this column) held on *December 31, 2004, is as follows:*

Restricted Stock as of December 31, 2004

Name	Total Number of Restricted Stock (#)	Value of Restricted Stock ($)
Douglas L. Foshee	267,500	$ 2,782,000
John W. Somerhalder II	158,004	$ 1,643,242
Lisa A. Stewart	150,000	$ 1,560,000
D. Dwight Scott	113,444	$ 1,179,818
Robert W. Baker	102,511	$ 1,066,114

These shares are subject to a time-vesting schedule of three to five years from the date of grant. In addition, most of these shares were granted as a result of the achievement of certain performance measures. Any dividends awarded on the restricted stock are paid directly to the holder of the El Paso common stock. These total values can be realized only if the executives named in this proxy statement remain employees of El Paso for the required vesting period.

(4) For 2004 and 2003, the amounts reflected in this column are the value of shares of performance-based restricted stock on the date they vested. These shares of performance-based restricted stock were originally reported, if required, in a long-term incentive table in El Paso's proxy statement for the year in which the shares of restricted stock were granted, along with the necessary performance measures for their vesting. No long-term incentive payouts were made in 2002. On the start date of his employment, Mr. Foshee was granted 200,000 shares of performance-based restricted stock. Based on El Paso's performance relative to its peer companies during the first year of Mr. Foshee's employment, 100,000 of the 200,000 shares vested and the remaining 100,000 shares were forfeited. The 100,000 shares that vested based on performance also time vest pro-rata over a five-year period. The first 20,000 shares of restricted stock vested based on time on October 11, 2004, and the value of the shares on the date they vested is reflected in this column for Mr. Foshee for 2004. On February 1, 2001, Mr. Scott was granted 50,000 shares of performance-based restricted stock. These shares time vested over a four-year period. Based on performance, 30,000 of the 50,000 shares vested on October 18, 2004, and the value of the 30,000 shares on the date they vested is reflected in this column for Mr. Scott for 2004. The remaining 20,000 shares were forfeited.

(5) The compensation reflected in this column for 2004 includes El Paso's contributions to the El Paso Retirement Savings Plan and supplemental company match for the Retirement Savings Plan under the Supplemental Benefits Plan and any other special payments, as follows:

El Paso's contributions to the Retirement Savings Plan and Supplemental Company Match under the Supplemental Benefits Plan and Other Special Payments for Fiscal Year 2004

Name	Retirement Savings Plan ($)	Supplemental Benefits Plan ($)	Other Special Payments ($)(a)
Douglas L. Foshee	$ 6,150	$ 45,600	$ 0
John W. Somerhalder II	$ 6,150	$ 40,350	$ 0
Lisa A. Stewart	$ 4,900	$ 11,350	$ 300,000(b)
D. Dwight Scott	$ 6,150	$ 36,675	$ 0
Robert W. Baker	$ 6,150	$ 19,508	$ 0

(a) El Paso does not have a deferred compensation plan for executives and, therefore, does not pay any interest on deferred amounts.

(b) The amount in this column reflects the value of Ms. Stewart's sign–on bonus which was paid to her when she joined El Paso on February 2, 2004.

(6) Mr. Foshee began his employment with El Paso on September 1, 2003.

(7) Mr. Somerhalder will be leaving El Paso effective April 30, 2005.

(8) Ms. Stewart began her employment with El Paso on February 2, 2004.

Stock Option Grants

This table sets forth the number of stock options granted at fair market value to the executives named in this proxy statement during the fiscal year 2004. In satisfaction of applicable SEC regulations, the table further sets forth the potential realizable value of such stock options in the year 2014 (the expiration date of the stock options) at an assumed annualized rate of stock price appreciation of five percent and ten percent over the full ten–year term of the stock options. As the table indicates for the grant made on March 8, 2004, annualized stock price appreciation of five percent and ten percent would result in stock prices in the year 2014 of approximately $11.99 and $19.09, respectively. Further as the table indicates for the grant made on April 1, 2004, annualized stock price appreciation of five percent and ten percent would result in stock prices in the year 2014 of approximately $11.55 and $18.39, respectively. The amounts shown in the table as potential realizable values for all stockholders' stock (approximately $3.0 billion and $7.6 billion for the March grant and approximately $2.9 billion and $7.3 billion for the April grant) represent the corresponding increases in the market value of 644,932,420 shares of the common stock outstanding as of December 31, 2004. No gain to the executive named in this proxy statement is possible without an increase in stock price, which would benefit all stockholders. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurances that the potential realizable values shown in this table will be achieved.

Option Grants in 2004

	Individual Grants(1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					If Stock Price at $11.98866 and $11.54886 in 2014	If Stock Price at $19.08994 and $18.38963 in 2014
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to all Employees in 2004	Exercise Price ($/Share)	Expiration Date	5% ($)	10% ($)
Potential Increase in Value of All Common Stock Outstanding on December 31, 2004						
March 8, 2004 Grant	N/A	N/A	N/A	N/A	$ 2,985,175,767	$ 7,565,021,497
April 1, 2004 Grant	N/A	N/A	N/A	N/A	$ 2,875,665,243	$ 7,287,500,328
Douglas L. Foshee	375,000	7.76%	$ 7.09000	4/1/2014	$ 1,672,076	$ 4,237,363
John W. Somerhalder II	140,000	2.90%	$ 7.09000	4/1/2014	$ 624,241	$ 1,581,949
Lisa A. Stewart	155,000	3.21%	$ 7.36000	3/8/2014	$ 717,443	$ 1,818,141
	140,000	2.90%	$ 7.09000	4/1/2014	$ 624,241	$ 1,581,949
D. Dwight Scott	210,000	4.35%	$ 7.09000	4/1/2014	$ 936,361	$ 2,372,923
Robert W. Baker	140,000	2.90%	$ 7.09000	4/1/2014	$ 624,241	$ 1,581,949

(1) There were no stock appreciation rights granted in 2004. Any unvested stock options become fully exercisable in the event of a "change in control" of El Paso. See page 41 of this proxy statement for a description of El Paso's 2001 Omnibus Incentive Compensation Plan and the definition of the term "change in control." Under the terms of El Paso's 2001 Omnibus Incentive Compensation Plan, the Compensation Committee may, in its sole discretion and at any time, change the vesting of the stock options. Certain non–qualified stock options may be transferred to immediate family members, directly or

indirectly or by means of a trust, corporate entity or partnership. Further, stock options are subject to forfeiture and/or time limitations on exercise in the event of termination of employment.

Option Exercises and Year–End Value Table

This table sets forth information concerning stock option exercises and the fiscal year–end values of the unexercised stock options, provided on an aggregate basis, for each of the executives named in this proxy statement.

Aggregated Option Exercises in 2004 and Fiscal Year–End Option Values

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year–End (#)		Value of Unexercised In–the–Money Options at Fiscal Year–End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas L. Foshee	0	$ 0	200,000	1,175,000	$ 607,000	$ 3,661,750
John W. Somerhalder II	0	$ 0	439,250	140,000	$ 0	$ 460,600
Lisa A. Stewart	0	$ 0	0	295,000	$ 0	$ 928,700
D. Dwight Scott	0	$ 0	143,494	210,000	$ 8,280	$ 690,900
Robert W. Baker	11,333	$ 80,238	183,709	140,000	$ 0	$ 460,600

(1) The amounts in these columns represent the number of shares and the value realized upon conversion of stock options into shares of stock that occurred during 2004 based upon the achievement of certain performance targets established when they were originally granted in 1999.

(2) The figures presented in these columns have been calculated based upon the difference between $10.38, the fair market value of the common stock on December 31, 2004, for each in–the–money stock option, and its exercise price. No cash is realized until the shares received upon exercise of an option are sold. No executives named in this proxy statement had stock appreciation rights that were outstanding on December 31, 2004.

PENSION PLAN

Effective January 1, 1997, El Paso amended its Pension Plan to provide pension benefits under a cash balance plan formula that defines participant benefits in terms of a hypothetical account balance. Prior to adopting a cash balance plan, El Paso provided pension benefits under a plan (the "Prior Plan") that defined monthly benefits based on final average earnings and years of service. Under the cash balance plan, an initial account balance was established for each El Paso employee who was a participant in the Prior Plan on December 31, 1996. The initial account balance was equal to the present value of Prior Plan benefits as of December 31, 1996.

At the end of each calendar quarter, participant account balances are increased by an interest credit based on 5–Year Treasury bond yields, subject to a minimum interest credit of four percent per year, plus a pay credit equal to a percentage of salary and bonus. The pay credit percentage is based on the sum of age plus service at the end of the prior calendar year according to the following schedule:

Age Plus Service	Pay Credit Percentage
Less than 35	4%
35 to 49	5%
50 to 64	6%
65 and over	7%

Under El Paso's Pension Plan and applicable Internal Revenue Code provisions, compensation in excess of $205,000 cannot be taken into account and the maximum payable benefit in 2004 was $165,000. Any excess benefits otherwise accruing under El Paso's Pension Plan are payable under El Paso's Supplemental Benefits Plan. Participants will receive benefits from the Supplemental Benefits Plan in the form of a lump sum payment unless a valid irrevocable election was made to receive payment in a form other than lump sum prior to June 1, 2004.

Participants with an initial account balance on January 1, 1997 are provided minimum benefits equal to the Prior Plan benefit accrued as of the end of 2001. Upon retirement, certain participants (which includes Mr. Somerhalder) are provided pension benefits that equal the greater of the cash balance formula benefit or the Prior Plan benefit. For Mr. Somerhalder, the Prior Plan benefit reflects accruals through the end of 2001 and is computed as follows: for each year of credited service up to a total of 30 years, 1.1 percent of the first $26,800, plus 1.6 percent of the excess over $26,800, of the participant's average annual earnings during his five years of highest earnings.

Credited service as of December 31, 2001, for Mr. Somerhalder is reflected in the table below. Amounts reported under Salary and Bonus for each executive named in this proxy statement approximate earnings as defined under the Pension Plan.

Estimated annual benefits payable from the Pension Plan and Supplemental Benefits Plan upon retirement at the normal retirement age (age 65) for each executive named in this proxy statement is reflected below (based on assumptions that each executive receives base salary shown in the Summary Compensation Table with no pay increases, receives target annual bonuses beginning with bonuses earned for fiscal year 2005, and cash balances are credited with interest at a rate of four percent per annum):

Named Executive	Credited Service(1)	Pay Credit Percentage During 2004	Estimated Annual Benefits ($)(2)
Douglas L. Foshee	N/A	5%	$ $330,053
John W. Somerhalder II	24	7%	$ $402,152
Lisa A. Stewart	N/A	5%	$ $140,639
D. Dwight Scott	N/A	5%	$ $261,592
Robert W. Baker	N/A	7%	$ $142,601

(1) For Mr. Somerhalder, credited service shown is as of December 31, 2001.

(2) The Prior Plan minimum benefit for Mr. Somerhalder is greater than his projected cash balance benefit at age 65.

The annual values of each investment are based on the share price appreciation and assume cash dividend reinvestment. The calculations exclude any applicable brokerage commissions and taxes. Cumulative total stockholder return from each investment can be calculated from the annual values given above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "Employment Contracts, Termination of Employment, Change in Control Arrangements, and Director and Officer Indemnification Agreements" starting on page 37 of this proxy statement.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee currently consists of the following independent directors: Messrs. Bissell, Dunlap, Talbert and Wyatt. Mr. Whitmire served as a member of the Compensation Committee until December 2004. The Compensation Committee oversees El Paso's executive compensation programs, and the Committee's primary objectives are to:

- review El Paso's executive compensation programs to ensure that all components of the programs reward performance in a manner that attracts and retains competent executive personnel;
- pay–for–performance so that the interests of El Paso's management are closely aligned with both the short–term and long–term interests of El Paso's stockholders; and
- ensure El Paso's management is committed to stock ownership to further link the interests of El Paso's management with the interests of El Paso's stockholders.

The Compensation Committee's charter reflects the Committee's various responsibilities, and the Committee periodically reviews the charter and makes any necessary revisions to the charter. The Compensation Committee engages an independent executive compensation consulting firm to assist the Committee in its review of El Paso's executive compensation programs to ensure they are competitive and consistent with the Committee's stated philosophy. The executive compensation consultant is retained by and is directly accountable to the Committee.

Compensation Committee Interlocks and Insider Participation. The Compensation Committee has neither interlocks nor insider participation.

General Compensation Philosophy

In our last report to stockholders, we discussed in detail the significant changes we made to El Paso's executive compensation programs based on an independent analysis performed by our executive compensation consultant. Most of these changes became effective in early 2004 and apply prospectively, and are described in this report.

Our general compensation philosophy is to ensure our executives' compensation is competitive, performance–based and aligns our executive's interests with those of our stockholders. Specifically, our goal is to design a comprehensive (yet easy to understand) executive compensation program that (1) pays–for–performance so that a large part of the potential total compensation our executives receive is dependent on each individual executive's performance as well as the performance of El Paso (and, if appropriate, the performance of El Paso's business units); (2) is targeted at the 50th percentile of the relevant peer group of companies; and (3) aligns the executives' interests with both the short–term and long–term interests of our stockholders. We accomplish this goal in the way we structure the components of our executive compensation program.

Components of Compensation

Our executives' total compensation includes three components: base salary, an annual cash incentive bonus, and long–term incentive awards in the form of restricted common stock and stock options. Each component of our executive compensation program is, to a significant extent, dependent upon both individual executive performance and El Paso's performance (and, if appropriate, the performance of El Paso's business units). El Paso's performance goals include its attainment of certain financial and non-financial goals that are established at the beginning of each year, and its creation of investor value. We are committed to stock ownership and believe equity compensation remains a strong long-term incentive for rewarding individual performance as well as closely aligning management's interests with the interests of our stockholders.

We believe each component of our executives' compensation has a specific purpose, as discussed in detail below.

Base Salary. Base salaries are paid for ongoing performance throughout the year. We review base salaries annually to ensure they are competitive and commensurate with each executive's job responsibilities and the executive's performance. The base salary of our executive officers is targeted at the 50 th percentile of the base salaries of El Paso's peer group of companies. We also take into consideration relevant industry compensation data and analysis when making this determination.

Annual Cash Incentive Bonuses. We pay annual cash incentive bonuses after the end of a calendar year once we have determined each individual executive's performance and El Paso's performance (and, if applicable, the performance of El Paso's business units) relative to the performance goals that we establish at the beginning of each year. We establish the annual cash incentive bonus opportunity for each executive officer at the beginning of the year at a target level. The target level is reviewed annually to ensure that the target opportunities are competitive and commensurate with each executive's job responsibilities. An executive's annual cash incentive bonus may be lower (including no bonus being paid) than target level when target levels of performance are not achieved. There is also upside potential for an executive's annual cash incentive bonus to exceed the target level in the event of exceptional performance by El Paso, the business unit and/or the individual executive. Annual cash incentive bonuses of our executive officers are targeted at the 50th percentile of the cash bonuses of El Paso's peer group of companies if the individual executive's and El Paso's performances are at target levels. We also take into consideration relevant industry compensation data and analysis when making this determination.

Long-Term Incentive Awards. Long-term incentive awards are in the form of restricted common stock and stock options. Restricted stock and stock options tie directly to the performance of El Paso's common stock and provide the executive an incentive to build stockholder value. Restricted stock and stock options also provide an effective means of executive retention because the awards are focused long-term and vest over a period of years. The value of long-term incentive awards are paid approximately 50 percent in restricted stock and 50 percent in stock options. Restricted stock awards generally vest over a three-year period in equal annual installments and stock options over a four-year period in equal annual installments. An executive officer will forfeit the award if he or she voluntarily leaves El Paso prior to vesting. The value of long-term incentive awards for executive officers is targeted at approximately the 50th percentile of the long-term incentive awards of El Paso's peer group of companies if the individual executive's and El Paso's performances are at target levels. We also take into consideration relevant industry compensation data and analysis when making this determination. The amount of equity that is available for annual grants, or the equity pool, is tied to El Paso's strategic business plan as well as El Paso's relative total shareholder return compared to its peer group of companies. The Committee determined that in light of the fact that in 2004 this was a new approach to determining the available equity pool, it would assume target level of performance had been achieved in making the 2004 equity grants attributable to 2003 performance. However, for restricted stock and stock option grants made in 2005 for 2004 performance, the Committee will determine the available equity pool based upon El Paso's 2004 performance, as follows: 50 percent of the total value of the equity pool will be based on El Paso's performance against its 2004 goals and 50 percent on El Paso's relative total shareholder return compared to its peer group of companies (described below).

Employment Arrangements

While Mr. Foshee has a letter agreement with El Paso in connection with his employment in September 2003, his compensation and benefits are determined under El Paso's plans in effect from time to time and in accordance with the policies described above. We think that our stockholders should know that both

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Messrs. Foshee and Scott voluntarily reduced their annual base salaries in 2004 in an effort to reduce costs and we commend them for this action. Mr. Foshee voluntarily reduced his annual base salary by 30 percent to $630,000 for a one year period beginning on January 1, 2004. Beginning on June 16, 2004, and for the remainder of 2004, Mr. Scott voluntarily reduced his annual base salary by 30 percent to $379,404. These reductions do not affect their annual target bonus opportunities or any other of their benefits.

Ms. Stewart was hired as the President of El Paso's Production and Non–regulated Operations in February 2004. Ms. Stewart was offered a sign–bonus of $300,000, a starting base salary of $500,000, a target annual cash incentive bonus of 80 percent (not pro–rated for 2004) of her base salary and participation in the El Paso plans that are available to other executive officers as described beginning on page 37 of this proxy statement. In addition, Ms. Stewart was granted 80,000 shares of restricted stock and 155,000 stock options when she began her employment with El Paso. The shares of restricted stock vest over a three–year period in equal annual installments and the options vest over a four–year period in equal annual installments. Ms. Stewart's compensation and benefits are determined under El Paso's plans in effect from time to time and in accordance with the policies described above.

No other executive named in this proxy statement has an employment arrangement, and their compensation and benefits are determined under El Paso's plans in effect from time to time and in accordance with the policies described above, and those plans as described beginning on page 37 of this proxy statement.

Stock Ownership Requirements

To continue to emphasize stock ownership by our management and to further link their interests with the interests of our stockholders, the Board approved stockholder guidelines for El Paso's executive officers in 2003. The guidelines require that the CEO own shares of El Paso common stock with a value of at least three times his or her annual base salary. The other executive officers are required to own El Paso common stock with a value of at least two times their base salary. For additional information regarding our stock ownership requirements, see page 7 of this proxy statement or our Corporate Governance Guidelines.

Perquisites and Personal Benefits

We seek to maintain equal standards of treatment between our executive officers and other El Paso employees. We no longer provide personal perquisite and benefit allowances to officers. In addition, there have not been loans of any kind made to executive officers since federal law prohibited this practice in 2002.

Total Compensation

In order to determine appropriate levels of total compensation for our executive officers, we periodically conduct a thorough competitive evaluation with the help of our executive compensation consultant. We consider relevant industry and market changes when evaluating El Paso's performance as well as each individual executive's performance. We review and interpret executive compensation benchmark data that compares El Paso with a peer group of companies. The data is derived from several sources, including widely recognized executive compensation surveys and proxy statement data. The peer group includes some of the companies included in the S&P Oil & Gas, Refining, Marketing & Transportation Index, which is reflected in the Performance Graph found on page 26 of this proxy statement. However, this Index consists of only six companies and is not, in our opinion, a representative group of companies to which we should compare ourselves. Accordingly, we have added several companies in general industry with revenues comparable to El Paso's that our executive compensation consultant and we believe represent El Paso's appropriate comparators for executive pay purposes. In 2004, El Paso's peer group included the following companies: Apache, Anadarko Petroleum, Burlington Resources, CenterPoint Energy, Devon Energy, Dominion Resources, Duke Energy, Equitable Resources Inc., Kinder Morgan, PG&E, Questar Corp, Reliant Resources, Sempra Energy, TXU and Williams Companies. We strive to pay market competitive compensation at all levels of employees and officers throughout El Paso. We review compensation trend information to ensure that changes in compensation are justified given the market conditions at the time. In addition to considering the external market, we monitor the relationship between the compensation of our senior executives and the compensation of our non–managerial employees. We avoid any unjustified widening of that compensation differential.

The Compensation Committee is aware that establishing executive compensation levels solely on the basis of the 50th percentile of a peer group, without additional analysis, may lead to the unjustifiable escalation of executive compensation. Accordingly, we also take into account additional factors when establishing executive compensation levels. Some of these factors include the executive's level of experience, the executive's tenure and responsibilities within El Paso, the position within El Paso and the appropriate competitive pressures for that position within the industry. In addition, we ask our independent executive compensation consulting firm to provide to us an objective opinion regarding our levels of executive compensation relative to their responsibilities and we base our decisions on this combined information.

We have established an executive compensation program with a strong performance–based orientation and our primary mission is to ensure that each executive officer's compensation is directly related both to individual performance and the performance of El Paso. With respect to cash compensation, the base salary of executive officers is targeted at or near the 50th percentile of the peer group's base salaries. The total direct cash compensation an executive can achieve (the executive's base salary plus annual cash incentive bonus) is also targeted at approximately the 50th percentile of the peer group, and is lower than the 50th percentile if target level performance is not achieved or higher in the case of performance above the target levels. The value of long–term incentive awards for executive officers, including the CEO, is also targeted at approximately the 50th percentile of the peer group if the individual executive's and El Paso's performances are at target levels. Long–term incentive awards are also lower when target levels of performance are not achieved or higher in the case of exceptional performance above the target levels.

Tax Considerations

Section 162(m) of the Internal Revenue Code affects El Paso's federal income tax deduction for compensation paid to El Paso's CEO and four other highest paid executive officers. To the extent compensation is "performance–based" within the meaning of Section 162(m), the Section's limitations will not apply. El Paso's executive compensation plans, including the new equity plan being submitted for stockholder approval, are structured to qualify as performance–based compensation under Section 162(m). Specifically, annual cash incentive awards, stock options and performance–based restricted stock are designed to meet the requirements of Section 162(m). While we strive to make awards under El Paso plans that are intended to qualify as performance–based compensation under Section 162(m), it is possible under certain circumstances that some portion of the compensation paid to El Paso's CEO and other executive officers will not meet the standards of deductibility under Section 162(m). We reserve the right to award compensation which does not qualify as performance–based under Section 162(m) if we determine that such awards are necessary to provide a competitive compensation package to attract and retain qualified executive talent.

Significant Executive Compensation Actions Taken During 2004 and 2005

During 2004, we also reviewed the total financial benefits that our CEO and other executive officers potentially could receive pursuant to El Paso's employee benefit, severance protection, and equity compensation plans upon the following termination events: involuntary termination without cause, voluntary termination, termination with cause, retirement and termination (except where termination is by reason of death, disability, with "cause" or initiated by the executive other than for "good reason") following a change in control of El Paso. The total remuneration included all aspects of each executive officer's compensation benefits under El Paso's plans, including the future value of outstanding stock options and restricted stock under varying stock price growth assumptions and, as applicable, the impact of accelerated vesting. In addition, our executive compensation consultant discussed with us El Paso's change in control provisions compared to that of our peer group and determined that our programs are market competitive.

The following table reflects the potential benefits the executive officers named in this proxy statement could receive pursuant to El Paso's employee benefit, severance protection and equity compensation plans assuming the following termination events occurred on December 31, 2004:

Total Potential Benefits Pursuant to El Paso's Employee Benefit, Severance Protection and Equity Compensation Plans Assuming Termination Event Occurs on December 31, 2004(1)

Name	Involuntary Termination without Cause ($)(2)(3)	Voluntary Termination ($)(3)(4)	Retirement ($)(3)(4)	Termination with Cause ($)(5)	Change in Control of El Paso ($)(3)(6)
Douglas L. Foshee(7)(8)	$ 5,134,640	$ 531,000	$ 0	$ 0	$ 13,086,196
John W. Somerhalder II	$ 5,203,096	$ 1,632,567	$ 1,819,359	$ 1,819,359	$ 9,860,406
Lisa A. Stewart(7)(8)	$ 2,194,754	$ 0	$ 0	$ 0	$ 4,022,859
D. Dwight Scott(7)	$ 2,595,016	$ 5,812	$ 0	$ 0	$ 4,365,402
Robert W. Baker	$ 1,948,305	$ 116,175	$ 220,662	$ 220,662	$ 2,980,065
Total	$ 17,075,811	$ 2,285,554	$ 2,040,021	$ 2,040,021	$ 34,314,928

(1) The amounts reflected in this table do not reflect the balances, if any, that each individual may have vested in El Paso's Retirement Savings Plan. All amounts are for illustrative purposes only based upon amounts payable in the event of certain events of termination of employment as of December 31, 2004.

(2) The amounts in this column reflect total potential benefits under El Paso's pension, severance pay and equity compensation plans in the event the executives named in this proxy statement are involuntarily terminated without cause. As of December 31, 2004, the executives would have received severance pay pursuant to the executive supplement to the Severance Pay Plan described on page 37 of this proxy statement. The executive supplement was terminated on January 1, 2005. Accordingly, in the event of an involuntary termination without cause after January 1, 2005, the executives will receive severance pay pursuant to the Severance Pay Plan which covers all employees of El Paso and would result in the actual severance amounts to be lower than those reflected in this column.

(3) The value of stock options is calculated using the difference between an estimated $10 stock price as of December 31, 2004, and the applicable exercise price for each stock option. The actual amounts realized from equity could be greater than or less than those amounts reflected in this column depending upon El Paso's stock price. Unless the stock options expire by their own terms, all stock options granted may be exercised for a period of one year following an involuntary termination without cause (three years following an involuntary termination without cause for pre–1997 grants), for a period of three months following a voluntary termination (three years following a voluntary termination for pre–1997 grants) and for a period of three years following a retirement or a change in control of El Paso. The value of restricted stock is calculated using an estimated fair market value of $10.

(4) As of December 31, 2004, the amounts in this column reflect total potential benefits under El Paso's pension and equity compensation plans in the event the executives named in this proxy statement voluntarily terminate their employment with El Paso or retire.

(5) As of December 31, 2004, the amounts in this column reflect total potential benefits under El Paso's pension plan in the event the executives named in this proxy statement are terminated with cause.

(6) As of December 31, 2004, the amounts in this column reflect total potential benefits under El Paso's pension, severance protection and equity compensation plans in the event the executives named in this proxy statement are terminated (except where termination is by reason of death, disability, with "cause" or initiated by the executive other than for "good reason") following a change in control of El Paso.

(7) As of December 31, 2004, Messrs. Foshee and Scott and Ms. Stewart were not vested in their pension benefits.

(8) The total potential benefits realized by Mr. Foshee and Ms. Stewart in the event they are terminated (except where termination is by reason of death, disability, with "cause" or initiated by the executive other than for "good reason") following a change in control of El Paso have been reduced by the approximate amount that would be required to eliminate any tax gross-up pursuant to the 2004 Key Executive Severance Protection Plan described on page 37 of this proxy statement.

In addition, in 2005, we recommended to the Board that a new equity plan be submitted for stockholder approval. If the stockholders approve the Board's proposal to adopt the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, it will replace all existing stockholder approved and non-stockholder approved equity plans. If the stockholders approve the new equity plan, we will cancel any remaining shares available for grant under the former plans and will not make any further grants from these plans. Our goal is that all shares available for grant to our executives and employees will be approved by our stockholders.

El Paso Performance and Chief Executive Officer Compensation

At the beginning of 2004, we established a minimum, target (being at the 50th percentile of our peer group) and maximum bonus level for each of the executive officers named in this proxy statement. In addition, we established the financial and non-financial goals for El Paso. We determine the appropriate funding of the 2004 annual incentive bonus pool, depending upon the level of El Paso's actual performance (see chart below). Based on the actual performance of El Paso relative to the performance goals established and each individual's performance adjustment factor (see chart below), we determine the specific percentage cash bonus to be awarded to each executive.

Funding of the
2004 Annual Incentive Bonus Pool

El Paso's Performance	Pool Funding
Maximum Targets Met	150%
Target Goals Met	100%(1)
Minimum Threshold	50%(2)
Threshold Not Met	0%

(1) If target goals are met, funding is at 100 percent. Funding may be pro-rated between 100 and 150 percent for performance above target and below maximum.

(2) If the minimum threshold of performance is met, funding is at 50 percent. Funding may be pro-rated between 50 and 100 percent for performance above the minimum threshold and below target.

Individual Performance Adjustment

Individual Rating	Adjustment Factor
Outstanding	125–150%
Excellent	110–124%
Highly Valued	100–109%
Opportunity for Development	50–60%
Requires Improvement	0%

In the case of exceptional El Paso and individual executive performance, the actual target bonus eligibility could be adjusted upward to 225 percent of the target bonus (by taking 150 percent of El Paso's maximum annual incentive bonus pool times 150 percent of the maximum individual adjustment factor). For 2004, the range of annual cash incentive bonuses, depending upon the level of performance of both the individual executive and El Paso (and, if appropriate, the performance of El Paso's business units), is illustrated as a percentage of base salary for each named executive officer in the table below. The actual percentage of cash incentive bonuses can be at any level between the minimum and maximum percentages based on performance.

Range of 2004 Cash Incentive Bonuses as a Percentage of Base Salary

	Minimum	Target	Maximum
Douglas L. Foshee	0%	100%	225%
John W. Somerhalder II	0%	95%	214%
Lisa A. Stewart	0%	80%	180%
D. Dwight Scott	0%	80%	180%
Robert W. Baker	0%	60%	135%

After the end of 2004, we reviewed the actual performance of El Paso and each of the executives named in this proxy statement. We reviewed El Paso's 2004 financial goals and non–financial goals. El Paso's 2004 financial goals included earnings per share, cash flow from operations, and the amount by which outstanding debt was reduced. For the regulated pipeline business, these goals included the year–over–year increases in earnings from pipeline operations before deducting interest expenses and income taxes, the year–to–date earnings from pipeline operations excluding interest expense, income taxes and allowances for depreciation and amortization, and capital expenditures. For the non–regulated business, these goals included earnings from marketing operations before deducting interest expenses and income taxes, the use of letters of credit to cover collateral requirements of the marketing and trading operations, earnings from international power operations before deducting interest expenses and income taxes, cash generated by international power operations, receipt of non–recourse funding, average production rates, and the cost of operating current oil and gas production assets. The 2004 non–financial goals for El Paso and its business units included various enhancements to company–wide ethics compliance and safety goals. In addition, for the regulated pipeline business, the 2004 non–financial goals also included the number of miles successfully in–line inspected for the first time as part of El Paso's pipeline integrity program.

After comparing the performance of El Paso and its business units relative to these goals, we determined that El Paso and its business units attained the necessary performance goals for the 2004 performance period to award cash incentive bonuses at target level for corporate performance, above target level for our regulated business unit and below target level for our non–regulated business unit. The performance goals that were attained include cash flow from operations and debt reduction (net of cash) as well as substantially all of the non–financial goals. Although the attainment of all performance goals is not required, all performance goals are evaluated to determine the actual cash incentive bonus that may be awarded in a given year. In 2004, financial goals were weighted 70 percent and non–financial goals were weighted 30 percent. The annual cash incentive bonuses for business unit heads, including Mr. Somerhalder and Ms. Stewart, were weighted 75 percent on El Paso's attainment of its corporate performance goals and 25 percent on the business unit's attainment of its performance goals. We do not publish any of El Paso's or the CEO's quantifiable targets or other specific goals which we determine to be sensitive and proprietary and could adversely affect El Paso.

Consistent with our philosophy identified above, we reviewed internal and external factors to determine the appropriate compensation for Mr. Foshee and other executive officers of El Paso for 2004. We considered the significant amount of work that Mr. Foshee has accomplished during 2004. Despite the financial restatements and the extremely difficult business environment, this Committee finds that Mr. Foshee displayed great resolve in the manner in which he responded to numerous difficulties during his tenure, and commends him for retaining a strong management team to deal quickly and decisively with the monumental tasks confronting El Paso. Specifically, we considered the El Paso stock price appreciation since he became CEO; reduction of debt; execution on asset sales; roll–out, implementation and update of the long–range plan; establishment of a streamlined, qualified executive management team; establishment of a company culture living the core values (stewardship, integrity, safety, accountability and excellence); and improvement of overall company performance. Mr. Foshee displayed foresight and responsiveness to rapidly changing industry–wide and general economic conditions by implementing a credible plan to streamline El Paso's businesses, cut costs, and maintain relationships with credit rating agencies, major stockholders, debt holders, financial institutions and business partners. These achievements are significant in light of the circumstances of the volatile energy markets, difficult financial markets and a challenging regulatory environment. Having reviewed the contribution that Mr. Foshee made to El Paso's performance in 2004, the Compensation Committee believes that he continues to demonstrate the integrity, planning and leadership qualities that the executive compensation program was designed to foster and reward. In light of the foregoing, we concluded that Mr. Foshee should receive an annual cash incentive bonus for 2004 in the amount of $1,250,000, which is based upon El Paso's target level performance and Mr. Foshee's outstanding individual performance.

Compensation of Other Executive Officers

We consulted with our executive compensation consultant and applied the information and performance goals outlined above in reviewing and approving the compensation of El Paso's other executive officers. We concluded that Mr. Somerhalder should receive an annual cash incentive bonus for 2004 in the amount of $684,735, which is based 75 percent on target level performance for El Paso, 25 percent on above target level performance for the regulated business unit and Mr. Somerhalder's highly valued individual performance. We concluded that Ms. Stewart should receive an annual cash incentive bonus for 2004 in the amount of $441,604, which is based 75 percent on target level performance for El Paso, 25 percent on below target level performance for the non–regulated business unit and Ms. Stewart's excellent individual performance. We concluded that Messrs. Scott and Baker should receive an annual cash incentive bonus for 2004 in the amount of $498,644 and $295,203, respectively, which is based on target level performance for El Paso and Messrs. Scott's and Baker's excellent individual performance.

Current Members of the Compensation Committee of the Board of Directors

Joe B. Wyatt (Chairman)	John M. Bissell (Member)	James L. Dunlap (Member)	J. Michael Talbert (Member)

AUDIT COMMITTEE REPORT

Each member of the Audit Committee is "independent", as that term is defined under Section 10A of the Securities Exchange Act of 1934, the SEC rules and the NYSE listing standards. Each member of the Audit Committee is also financially literate, as that qualification is interpreted by El Paso's Board of Directors in its business judgment. Further, each of Messrs. Goldman and Hix qualifies and is designated as an "audit committee financial expert," serving on the Audit Committee as such term is defined in rules adopted by the SEC and interpreted by El Paso's Board. The Audit Committee currently consists of Messrs. Braniff, Goldman, Hix and Whitmire. During 2004, the Audit Committee met 25 times and discussed the interim financial information contained in each quarterly earnings announcement and the Form 10–K and Forms 10–Q with management and our internal auditors and independent auditors prior to release.

Policies and Mission

Our primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the integrity of El Paso's financial statements, the evaluation and retention of El Paso's independent auditor and any third party petroleum reserves engineer (including a review of their qualifications, independence and performance), the performance of El Paso's internal audit and ethics and compliance functions, El Paso's compliance with legal and regulatory requirements and its Code of Business Conduct, and El Paso's risk management policies and procedures. We have prepared this audit committee report as required by the SEC, and we engage in annual self evaluations. We review annually with the head of El Paso's internal audit the scope for internal audit activities, the results of audits which have been performed, the adequacy of staffing, the annual budget and the internal audit department charter. We are directly responsible for the appointment, compensation, retention, oversight responsibility and dismissal of the independent auditing firm engaged by El Paso for the purpose of preparing or issuing an audit report or related work, and the independent auditor reports directly to us. We obtain and review annually a report by the independent auditor describing among other matters, the independent auditors' internal quality control procedures and all relationships between the independent auditor and El Paso. We discuss generally the types of information to be disclosed, and the type of presentation to be made, with regard to earnings press releases and financial information and earnings guidance given to analysts and rating agencies. We review with the Corporate Controller and the independent auditor all critical accounting policies and practices, significant changes in El Paso's selection and application of accounting principles, judgments made in connection with the preparation of the financial statements and other significant financial reporting issues. We meet at least on a quarterly basis with the head of El Paso's internal audit, the independent auditor and management to discuss all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting. We review the procedures for the receipt, retention and treatment of complaints received by El Paso regarding any accounting, internal accounting controls or auditing matters. We review El Paso's risk assessment and risk management guidelines and policies, including El Paso's significant risk exposures and steps taken by management to monitor and control these exposures. All auditing services and permitted non-audit services provided to El Paso by the independent auditor are pre-approved by us in accordance with our pre-approval policy and applicable law. These responsibilities do not preclude us from obtaining the input of management, but these responsibilities may not be delegated to management.

Significant Audit Committee Actions Taken During 2004 and 2005

During 2004, El Paso restated its historical financial statements to reflect a downward revision of its natural gas and oil reserves and for adjustments related to the manner in which it historically accounted for hedges of its natural gas production. As soon as the magnitude of the reserve revision was determined, we commenced an independent investigation of the matter and retained Haynes and Boone as independent legal counsel. The purpose of this investigation was to assess the reasons for the revisions, evaluate and make recommendations on any improvements in the internal controls associated with the booking of reserves, and determine whether there were any instances of misconduct. Haynes and Boone investigated the roles of current senior executive management in the reserve revisions and advised us that the current senior executive management team did not participate in the inaccurate booking and the resulting overstatement of reserves. Haynes and Boone also advised us that the process conducted to estimate El Paso's proved reserves at December 31, 2003 was sound and that the reserves announced were estimated in accordance with applicable guidelines. We reviewed El Paso's remedial measures with respect to the reserve revisions, which resulted in the discharge of certain personnel and changes to El Paso's process for booking reserves. This process requires that reserve estimates are developed internally by an independent reserve reporting group, reviewed by internal committees and internal auditors, and attested to by El Paso's independent third party engineering firm, Ryder Scott Company, L.P., which is appointed by, and reports to the Audit Committee. Similarly, we investigated the underlying facts associated with the production hedge accounting matter and retained Arnold & Porter as independent counsel. Arnold & Porter investigated the roles of current senior executive management in the production hedge accounting matter and advised us that the current senior management team did not play a role in the adjustments related to the manner in which El Paso historically accounted for hedges of its natural gas production. We also reviewed El Paso's remedial measures with respect to the production hedge accounting matter. As a result of these investigations, we determined a restatement of historical financial statements was required and we informed the public promptly of our decisions.

During the completion of El Paso's financial statements for the year ended December 31, 2004, El Paso identified an error in the manner in which El Paso had originally adopted the provisions of SFAS No. 141 and SFAS No. 142 in 2002. We reviewed these issues with the Corporate Controller, the independent auditor and other members of management and determined that a restatement was necessary to reverse the amount El Paso recorded as a cumulate effect of those accounting changes.

In light of the reserve revisions and production hedge accounting matters, discussed above, as well as El Paso's incorrect adoption of provisions of SFAS 141 and SFAS 142 in 2002, we gave careful consideration to our recommendation to continue to use PricewaterhouseCoopers LLP as independent certified public accountants for El Paso for 2005. We, as well as the full Board of Directors, continue to believe that PricewaterhouseCoopers LLP is a quality firm and their use is in the best interests of El Paso's stockholders. We also gave careful consideration to the long-standing relationship El Paso has with PricewaterhouseCoopers LLP to ensure that this relationship could not interfere with independent auditing practices. Although PricewaterhouseCoopers LLP has served as independent certified public accountants for El Paso since 1983 (when Coopers & Lybrand was the independent auditor for El Paso Natural Gas Company), a review of El Paso's significant acquisitions during the past ten years reflects that El Paso's history with PricewaterhouseCoopers LLP is, in fact, far less significant. None of the companies acquired by El Paso used PricewaterhouseCoopers LLP as their public accountants and neither current management nor Mr. Braniff, the Chairman of the Audit Committee, has a long-standing relationship with PricewaterhouseCoopers LLP. In addition, El Paso has a new head of internal audit and, beginning this year, El Paso has a new senior audit partner leading the PricewaterhouseCoopers LLP engagement team who was selected by the Audit Committee after an extensive interview and due diligence process. Further, the PricewaterhouseCoopers LLP engagement team assigned to El Paso's audit has experienced an annual attrition rate of 35 percent and has experienced turnover in assignments and turnover in engagements at the partner and manager levels. This provides El Paso with a rotation of independent auditors who can provide their experiences and new perspectives to El Paso's audit.

During 2004 and 2005 in preparation of El Paso's annual report on Form 10-K, we met frequently to discuss the effectiveness of internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As disclosed in El Paso's annual report on Form 10-K, El Paso's management has determined that certain material weaknesses existed as of December 31, 2004 that would prevent El Paso's disclosure controls and procedures from being effective. As a result, El Paso performed additional procedures to ensure that the financial statements were fairly presented in all material respects in accordance with generally accepted accounting principles. Further, since December 31, 2004, El Paso has commenced taking action to correct the control deficiencies that resulted in the material weaknesses described in the Form 10-K.

Audit Committee Statement

Consistent with our policies and mission stated above, we have adopted a charter, which is included as Exhibit A to this proxy statement. We have reviewed and discussed the audited financial statements with El Paso management; discussed with the independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as modified or supplemented; received a written disclosure letter from El Paso's independent certified public accountants as required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as modified and supplemented, and have discussed with the independent certified public accountants the independent accountant's independence; and based on the review and discussions contained in this paragraph, recommended to the Board of Directors that the audited financial statements be included in El Paso's Annual Report on Form 10-K for the 2004 fiscal year for filing with the SEC.

El Paso's management is responsible for El Paso's financial reporting process, internal audit process, and the preparation of El Paso's financial statements. El Paso's independent accountants are responsible for auditing those financial statements. We monitor and review these processes and do not conduct auditing or accounting reviews or procedures. We meet with management and the independent auditor to discuss the financial statements, and rely on El Paso's management's representation that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and on the representations of El Paso's independent accountants included in their report on El Paso's financial statements.

Current Members of the Audit Committee of the Board of Directors

Juan Carlos Braniff (Chairman)	Robert W. Goldman (Member)	Thomas R. Hix (Member)	John Whitmire (Member)

period a majority of the members of the Board of Directors at the beginning of the period cease to be directors. A change in control has not occurred if El Paso is involved in a merger, consolidation or sale of assets in which the same stockholders of El Paso before the transaction own 80 percent of the outstanding common stock after the transaction is complete. This plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan or be made following the occurrence of a change in control. This plan is closed to new participants, unless the Board determines otherwise.

Employee Severance Protection Plan. This plan, initially adopted in 1992, provides severance benefits following a "change in control" (as defined in the Key Executive Severance Protection Plan) of El Paso for certain salaried, non-executive employees of El Paso and certain of its subsidiaries. The benefits of the plan include: (1) severance pay based on the formula described below, up to a maximum of two times the participant's annual salary, including maximum bonus amounts as specified in the plan; (2) continuation of life and health insurance for an 18-month period following termination (plus an additional payment, if necessary, equal to any additional income tax imposed on the participant by reason of his or her continued life and health insurance coverage); and (3) payment of legal fees and expenses incurred by the employee to enforce any rights or benefits under the plan. The formula by which severance pay is calculated under the plan consists of the sum of: (i) one-twelfth of a participant's annual salary and maximum bonus for every $7,000 of his or her annual salary and maximum bonus, but no less than five-twelfths nor more than the entire salary and bonus amount, and (ii) one-twelfth of a participant's annual salary and maximum bonus for every year of service performed immediately prior to a change in control. Benefits are payable for any termination of employment for a participant in the plan within two years of the date of a change in control, except where termination is by reason of death, disability, for cause or instituted by the employee for other than "good reason" (as defined in the plan). This plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan or be made following the occurrence of a change in control. This plan is closed to new participants, unless the Board determines otherwise.

Supplemental Benefits Plan. This plan provides for certain benefits to officers and key management employees of El Paso and its subsidiaries. The benefits include: (1) a credit equal to the amount that a participant did not receive under El Paso's Pension Plan because the Pension Plan does not consider deferred compensation (whether in deferred cash or deferred restricted common stock) for purposes of calculating benefits and eligible compensation is subject to certain Internal Revenue Code limitations; and (2) a credit equal to the amount of El Paso's matching contribution to El Paso's Retirement Savings Plan that cannot be made because of a participant's deferred compensation and Internal Revenue Code limitations. The plan may not be terminated so long as the Pension Plan and/or Retirement Savings Plan remain in effect. The management committee of this plan designates who may participate and also administers the plan. Benefits under El Paso's Supplemental Benefits Plan are paid upon termination of employment in a lump-sum payment. In the event of a change in control (as defined under the Key Executive Severance Protection Plan) of El Paso, the supplemental pension benefits become fully vested and nonforfeitable. El Paso's payment obligations under the Supplemental Benefits Plan as of December 31, 2004, are as follows:

Payment Obligations under the Supplemental Benefits Plan as of December 31, 2004

Name	Retirement Savings Plan ($)	Non-Qualified Pension Benefit ($)(1)
Douglas L. Foshee	$ 48,513	$ 76,451
John W. Somerhalder II	$ 54,488	$ 1,774,503
Lisa A. Stewart	$ 11,350	$ 12,826
D. Dwight Scott	$ 48,450	$ 107,578
Robert W. Baker	$ 27,195	$ 114,818

(1) This amount is included in the calculation of the estimated annual benefits described under the Pension Plan on page 24 of this proxy statement.

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger**
Stephen G. Grygiel♦
Diane T. Zilka

Jill Agro
Jeff A. Almeida□
Naumon A. Amjed
Peter B. Andrews
James R. Banko
Jacqueline Bryks*
Cynthia A. Calder
P. Bradford deLeeuw
Lydia Ferrarese⌘
Benjamin J. Hinerfeld°
Gregg S. Levin‡
Christine Mackintosh°
James P. McEvilly, III□

Sharan Nirmul
Russell D. Paul
Catherine Pratsinakis□
Brian M. Rostocki
Lauren E. Wagner
Marc D. Weinberg□
Kimberly L. Wierzel
Michelle T. Wirtner

□ Admitted in NJ & PA Only
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♦ Admitted in ME & MA Only
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** Admitted in MD, NY & DC Only
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Direct Dial: (302) 622-7153

RECEIVED
2006 JAN 30 PM 5:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 25, 2006

VIA TELECOPY AND U.S. MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 3010
100 F. Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in El Paso Corporation's 2006 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf our client, Lucian Bebchuk in connection with the shareholder proposal which Mr. Bebchuk submitted to El Paso Corporation ("El Paso" or the "Company") for inclusion in the Company's 2006 Proxy Statement (the "Proposal").

We have received a letter dated January 6, 2006 from Locke Liddell & Sapp LLP on behalf of El Paso to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") requesting the Staff's concurrence that it will not recommend enforcement if the Company excludes the Proposal from its 2006 Proxy Statement (the "No-Action Request"). Please be advised that we intend to submit a response to the No-Action Request, which we will provide to the Commission no later than Monday, February 6, 2006.

Please contact me in the event that you require our response before the above-specified date or if the proposed timing of our response is otherwise unacceptable.

Sincerely,

P. Bradford deLeeuw

PBD:cme

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger**

Stephen G. Grygiel♦
Diane T. Zilka

Jill Agro
Jeff A. Almeida□
Naumon A. Amjed
Peter B. Andrews
James R. Banko
Jacqueline Bryks*
Cynthia A. Calder
P. Bradford deLeeuw
Lydia Ferrarese⌘
Benjamin J. Hinerfeld°
Gregg S. Levin†
Christine Mackintosh°
James P. McEvilly, III§

Sharan Nirmul
Russell D. Paul
Catherine Pratsinakis□
Brian M. Rostocki
Lauren E. Wagner
Marc D. Weinberg□
Kimberly L. Wierzel
Michelle T. Wirtner

□ Admitted in NJ & PA Only
† Admitted in MA & DC Only
♦ Admitted in ME & MA Only
* Admitted in NY Only
** Admitted in MD, NY & DC Only
⌘ Admitted in NY & Italy Only
§ Admitted in PA Only

VIA TELECOPY AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington. D.C. 20549-0402

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in El Paso Corporation's 2006 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf our client, Lucian Bebchuk[1] in response to the letter dated January 6, 2006 from Locke Liddell & Sapp LLP (the "No Action Request Letter") on behalf of El Paso Corporation ("El Paso" or the "Company") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"). The No Action Request Letter asks the Staff to concur in the Company's view that the shareholder proposal submitted to the Company by Mr. Bebchuk (the "Proposal") may be excluded from the Company's 2006 proxy statement pursuant to Rule 14a-8(i)(10). Contrary to the Company's representations in its No Action Request Letter, the Proposal *has not* been substantially implemented by the

[1] Lucian Arye Bebchuk is the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance at Harvard Law School. Mr. Bebchuk is author of numerous publications and scholarly papers on executive compensation, including: Bebchuk, L. and J. Fried, 2004, *Pay without Performance: The Unfilled Promise of Executive Compensation*, Harvard University Press, Cambridge, MA; Lucian A. Bebchuk and Jesse M. Fried, *Stealth Compensation via Retirement Benefits*, 1Berkeley Bus. L.J. 291, 314-316 (2004); Bebchuk, Lucian Arye and Grinstein, Yaniv, "*The Growth of Executive Pay.*" Oxford Review of Economic Policy, Vol. 21, pp. 283-303, 2005; Bebchuk, Lucian Arye and Jackson, Robert J., "*Executive Pensions (Earlier Circulated as Putting Executive Pensions on the Radar Screen)*" (March 2005). Harvard Law and Economics Discussion Paper No. 507 http://ssrn.com/abstract=694766; Bebchuk, Lucian Arye and Grinstein, Yaniv, "*Firm Expansion and CEO Pay*" (November 2005). Harvard Law and Economics Discussion Paper No. 533 http://ssrn.com/abstract=838245.

Company, and therefore, there is no basis to exclude the Proposal from El Paso's proxy statement.

Essentially, El Paso seeks to meet its burden of showing that it is entitled to exclude the Proposal pursuant to Rule 14a-8(i)(10) by: (a) arguing that it voluntarily disclosed information in its 2005 proxy statement which is similar to the information required by the Proposal; and (b) baldly asserting that "El Paso *intends* to continue to provide full and transparent disclosures regarding director and executive compensation." No Action Request Letter at 3 (emphasis added). This argument falls far short of establishing sufficient grounds to exclude the Proposal.

As an initial point, El Paso wholly fails to grasp that the Proposal does not request the Company to demonstrate that it voluntarily made specified disclosures on a single past occasion, nor request that the Company implement voluntary disclosure guidelines, principles or policies. To the contrary, the Proposal directly amends the Company's bylaws to establish a binding disclosure *requirement* which would apply prospectively to future proxy statements. Under Delaware law, a shareholder enacted bylaw is not equivalent to policy or resolution of the board – and thus, ***even if*** El Paso had undertaken such measures, it still would not have substantially implemented the Proposal.

Secondly, El Paso has failed to identify a single board resolution, guideline, policy or principle which embodies a requirement (or even a stated commitment) to disclose the information which would be required by the Proposal. To the contrary, El Paso's "Corporate Governance Guidelines" (attached hereto as Exhibit A) are entirely silent on the issue of executive compensation disclosure and El Paso's "Compensation Committee Charter" (attached hereto as Exhibit B) merely states that the Compensation Committee "shall prepare and provide a report to stockholders of the Company on executive compensation for inclusion in the Company's annual proxy statement, ***in accordance with applicable rules and regulations of the SEC***." (Emphasis added).

Finally, even assuming for argument's sake that El Paso could meet its burden merely by arguing that it previously, on a single occasion, disclosed the information that would be required by the Proposal, El Paso's argument would still fail because the 2005 proxy statement *does not* disclose the executive compensation information required by the Proposal.

I. The Proposal Amends The Company's Bylaws To Require Specific Disclosures In The Company's Future Proxy Statements

The Proposal, if adopted by shareholders, amends the Company's by-laws (the "Bylaw Amendment") *to require* the Company to make specific executive compensation disclosures that are not currently required by applicable law, including: (i) the Commission's rules and regulations and (ii) the rules and regulations of the New York Stock Exchange ("NYSE"), upon which the Company's stock is listed.

It is incontrovertible (and, El Paso does not dispute) that the disclosure required by the Bylaw Amendment is not currently required by applicable law. In fact, in its discussion of the recently Proposed Rule on Executive Compensation And Related Party Disclosure, the Commission cited to an article by Mr. Bebchuk to highlight this specific deficiency in the current executive compensation disclosure rules. *See* Release Nos. 33-8655; 34-53185; IC-27218; File No. S7-03-06 (January 27, 2006) at p. 75 n. 152 (citing Lucian A. Bebchuk and Jesse M. Fried, *Stealth Compensation via Retirement Benefits*, 1 Berkeley Bus. L.J. 291, 314-316 (2004)).

It is similarly incontrovertible (and, again, El Paso does not dispute) that El Paso's shareholders possess the authority to legally enact the Bylaw under Delaware law.[2] Under the Delaware General Corporation Law (the "DGCL"), the shareholders are vested with the power to adopt bylaws, which power may be shared with the board of directors if the corporation's certificate of incorporation so provides. DGCL § 109(a); *Unisuper Ltd. v. News Corp.*, No. 1699-N, 2005 WL 3529317, at *6 n. 48 (Del. Ch. Dec. 20, 2005) ("In addition, the Delaware General Corporation Law vests shareholders with the power to adopt, amend or repeal bylaws relating to the business of the corporation and the conduct of its affairs.").[3] Article XII of El Paso's By-laws, as amended July 31, 2003 (attached hereto as Exhibit C) provides that:

> These By-laws may be altered or repealed and new By-laws may be made by the affirmative vote, at any meeting of the Board, of a majority of the entire Board, ***subject to the rights of the stockholders of the corporation to amend or repeal By-laws*** made or amended by the Board by the affirmative vote of the holders of record of a majority in number of shares of the outstanding stock of the corporation present or represented at any meeting of the stockholders and entitled to vote thereon, provided that notice of the proposed action be included in the notice of such meeting.

(emphasis added). Similarly, Article 5 or El Paso's Articles of Incorporation (attached hereto as Exhibit D) provides:

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[2] The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for . . . the . . . convenient functioning" of the corporation. *Gow v. Consolidated Coppermines Corp.*, 165 A. 136, 140 (Del. Ch. 1933).

[3] See *also Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985) ("The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure."); *Hollinger Intern., Inc. v. Black*, 844 A.2d at 1078 ("By its plain terms, § 109 provides stockholders with a broad right to adopt bylaws 'relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.'") (citation omitted).

> The Board of Directors shall have the power to adopt, amend or repeal the By-laws of this corporation, ***subject to the power of the stockholders to amend or repeal such By-laws. The stockholders having voting power shall also have the power to adopt, amend or repeal the By-laws of this corporation.***

(emphasis added).

Thus, even assuming *arguendo* that El Paso could demonstrate that it had established a policy of *voluntarily* disclosing the information which the Bylaw Amendment would *require*, this would still be insufficient to demonstrate that the Company has "substantially implemented" the proposal within the meaning of Rule 14a-8(i)(10). For example, in *United Technologies Corporation* (January 19, 2006) ("UTC"), the American Federation of State, County and Municipal Employees ("AFSCME") submitted a proposal to amend UTC's bylaws to provide for a majority vote standard in director elections. UTC argued, that it could omit the proposal under Rule 14a-8(i)(10) because it had already adopted "governance principles" which substantially implemented majority voting:

> We believe that the adoption of the UTC Governance Principle as part of UTC's Corporate Governance Guidelines substantially implements, and compares favorably with, the AFSCME Proposal. The Board has exercised its judgment in crafting an appropriate governance change. The adoption of the change in the form of a governance principle, rather than as an amendment to the bylaws as advocated by the Proponent, does not diminish to any degree its effectiveness and importance as a governance provision. Not all significant governance rules, principles and practices are embodied in bylaws or certificates of incorporation.[4]

The Staff declined to concur in the company's view that it could exclude the proposal under rule 14a-8(i)(10). *See also MeadWestvaco Corporation* (January 12, 2006) (proposal to amend the company's certificate of incorporation or bylaws to provide for majority voting could not be excluded as substantially implemented based upon the company's amendment of its "Corporate Governance Principles."); *Capital One Financial Corporation* (January 12, 2006) (same); *General Electric Company* (January

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[4] It is not uncommon for corporations to opportunistically argue exactly the opposite position to the Staff. *See, e.g., Exxon Mobil Corporation* (March 13, 2005) (granting no-action relief where company argued that "[i]t is one thing for a company to have a policy of independence regarding its chairman; it is quite another matter for a company to be in breach of its by-laws should the shareholders fail to elect sufficient independent directors, or should an independent director decline to serve as chairman.").

12, 2006) (declining no-action relief where company received a proposal asking the board to take the necessary steps to amend the company's certificate of incorporation to provide for a majority vote standard and the company argued that it had already amended its "Governance Principles" in a manner which compared favorably to the proposed charter amendment); *Gannett Co., Inc.* (January 10, 2006) (declining no action relief where company argued that it could exclude proposal *seeking amendment of company's bylaws or certificate* to require majority voting in director elections as "substantially implemented" because the company had already adopted a "majority voting *policy*")[5]; *Hewlett-Packard Company* (January 5, 2006) (same); *PG&E Corporation* (February 28, 2002) (Staff denied no-action relief with respect to proposal requesting adoption of a bylaw that the board nominate independent directors to key board committees based on company's argument that "corporate governance guidelines" accomplished same result.).[6]

More fundamentally, the proposition that a bylaw enacted by shareholders is functionally the same thing as a "policy" adopted by a board of directors is a complete fallacy, and was recently refuted by a recent decision of the Delaware Court of Chancery, *Unisuper Ltd. v. News Corp.*, No. 1699-N, 2005 WL 3529317 (Del. Ch. December 20, 2005) (attached hereto as Exhibit E). In *Unisuper,* News Corporation ("News Corp.") sought shareholder approval for a plan to reorganize as a Delaware Corporation. In order to quell the opposition of institutional investors which threatened to derail the planned reorganization, News Corp. promised not to extend its poison pill shareholder rights plan

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[5] In *Gannett Co.* the company argued that "[t]he fact that Gannett has chosen to implement its substantially similar voting standard by way of a corporate policy rather than an amendment to its certificate of incorporation or bylaws does not change the fact that Gannett has substantially implemented the Proposal. The effect of the policy is substantially the same as if it were contained in Gannett's bylaws."

[6] The three no-action letters cited by El Paso are wholly inapposite and lend no support to its erroneous argument that it has substantially implemented the Proposal. *Texaco, Inc.* (March 28, 1991) concerned a proposal which *requested* that Texaco "subscribe to a set of environmental *guidelines* which *suggest* implementing operational and managerial programs as well as making provision for periodic assessment and review." (March 28, 1991 letter from the Commission granting reconsideration request) (emphasis supplied). The Staff granted Texaco's request for reconsideration and issued its no-action letter after Texaco provided voluminous documentation of its own environmental policies and initiatives. Similarly, the shareholder proposal in *Talbots, Inc.* (April 5, 2002) requested that Talbots "commit itself" to the establishment of a "code of corporate conduct" based upon International Labor Organization workplace human rights standards. The Staff issued a no-action letter based upon Talbot's demonstration that it had already adopted a similar code of corporate conduct. Likewise, in *The Gap, Inc.* (March 16, 2001) the shareholder proposal "request[ed] that the Board of Directors prepare a report on the child labor practices of Gap suppliers." The Staff concluded that the company had substantially implemented the proposal because The Gap demonstrated that it had already established and implemented a comprehensive and multi-faceted "Vendor Code" which directly addressed the issues that were the subject of the requested report. Unlike the proposals in the above no-action letters, Mr. Bebchuk's Proposal *does not request* that El Paso: (i) subscribe *to* a set of guidelines; (ii) establish a code of corporate conduct; or (iii) prepare a report. To the contrary, the Proposal *directly amends El Paso's bylaws to require specific executive compensation disclosure* in El Paso's proxy statements.

without first putting the extension to a shareholder vote and manifested its promise by adopting a "Board Policy". 2005 WL 3529317, at *2-3. However, News Corp. subsequently ignored its stated "policy" and reneged on its promise by unilaterally extending its poison-pill. *Id.* at *3. In response, shareholders brought suit in the Delaware Court of Chancery on October 7, 2005, seeking to invalidate News Corp.'s extension of its poison pill and to prohibit any further extensions absent shareholder approval. Plaintiffs alleged causes of action based upon theories of *inter alia* breach of fiduciary duty, fraud and contract. While upholding plaintiffs claims under a breach of contract theory, the Court of Chancery specifically noted that, in the absence of a separate contractual right, a "board policy" could simply be repealed or ignored by the board, noting that a "board policy. . . is a more ***transitory right*** than a charter provision" (*Id.* at *4 n. 39)[7] and agreeing that "***board policies, like board resolutions, are typically revocable by the board at will.***" *Id.* at *4. Expounding on this principle, the Court further stated:

> This Court's statement about board policies in *General Motors* simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well.

Id. at *5. *See also* 18 Am. Jur. 2d, Corporations, § 259 ("A resolution is not a bylaw. It is an informal enactment of a temporary nature providing for the disposition of certain administrative business of the corporation."; 18 C.J.S. Corporations, § 111 ("[A] resolution, unlike a bylaw, is an informal enactment of a temporary nature."); Fletcher Corp. Fms., § 3265 (4th ed.) ("Any resolution intended to be of a permanent character should not be passed in the form of a resolution but should be in the form of an amendment or addition to the bylaws").

A bylaw validly enacted by shareholders cannot simply be repealed or ignored like a board enacted resolution or "policy." As noted above, El Paso's certificate and bylaws expressly provide that the board of directors' power and authority to amend the Company's bylaws is *subject to* the right of shareholders to amend the bylaws. Moreover, under Delaware law, "***when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way***. This is because the board's power-which is that of an agent's with regard to its principal-derives from the shareholders, who are the ultimate holders of power under

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[7] Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law, *see Oberle v. Kirby*, 592 A.2d 445,457-58 (Del. 1991); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969); *State ex rel. Brumley v. Jessup & More Paper Co.*, 24 Del. 370 (1910); *Gaskill v. Glady's Gelle Oil Co.*, 146 A. 337 (Del. Ch. 1929).

Delaware law." *Unisuper Ltd. v. News Corp.*, No. 1699-N, 2005 WL 3529317, at *6 (Del.Ch., December 20, 2005) (emphasis added).

Accordingly, El Paso's argument that it has "substantially implemented" the Proposal – *not* by adopting a bylaw amendment to require specified disclosures – but because El Paso allegedly voluntarily disclosed related information in its 2005 proxy statement is frivolous. And *even if* El Paso could demonstrate that it has adopted guidelines, policies, principles or resolutions endeavoring to provide the requested disclosure (which it has not), it still would not have "substantially implemented" the Proposal consistent with the meaning of Rule 14a-8(i)(10).

II. El Paso Has Failed To Identify Any Formal Or Informal Rules, Guidelines, Policies, Resolutions Or Bylaws Which Concern The Disclosure Required by The Proposed Bylaw

Stripped of its verbiage, El Paso's "substantially implemented" argument relies *entirely* upon the Company's 2005 proxy statement, which the Company relies upon for the following conclusory propositions:

(1) "El Paso currently provides all of the compensation-related disclosures that the Proposal would require in. . .[a] section of its annual proxy statement" (No Action Request at 2);

(2) "El Paso's current policies, practices and procedures compare favorably with the executive compensation disclosures in the Proposal" (*Id.*);

(3) "El Paso already meets, and in fact exceeds the disclosure requirements recommended in the Proposal (No Action Request at 3); and

(4) "El Paso intends to continue to provide full and transparent disclosures regarding director and executive compensation." (*Id.*).

However, the No Action Request *fails to identify **any** formal or informal Company policies, resolutions, guidelines or principles* which support these broad assertions and a review of El Paso's Governance Documents (available at http://www.elpaso.com/govern/default.shtm) reveals that these statements are simply ***untrue***.

In reality, El Paso ***does not*** have any "current policies, practices and procedures [which] compare favorably with the executive compensation disclosures in the Proposal." El Paso's website represents that: "[t]he principles approved by the board of directors in the Corporate Governance Guidelines, along with the charters of the board committees, provide the foundation for the governance of El Paso." However, the "Corporate Governance Guidelines" (attached hereto as Exhibit A) are *entirely silent* on the issue of executive compensation disclosure.[8] Moreover, El Paso's "Compensation Committee Charter" (attached hereto as Exhibit B) merely states that the Compensation Committee "shall prepare and provide a report to stockholders of the Company on executive compensation for inclusion in the Company's annual proxy statement, ***in accordance with applicable rules and regulations of the SEC***. (emphasis added). Thus, El Paso's "current policies, practices and procedures" merely *aim to ensure compliance with the existing rules* concerning disclosure of executive disclosure, which, as noted above *do not* require the disclosures which would be required by the Proposal.[9] Accordingly, even if it were theoretically possible for El Paso to somehow substantially implement the Proposal without amending its bylaws (which it is not), the Company would still not be entitled to omit the Proposal in reliance upon Rule 14a-8(i)(10).

III. El Paso's 2005 Proxy Statement Did Not Disclosure The Information Required by The Proposed Bylaw Amendment

As discussed above, El Paso: (i) indisputably has not adopted a bylaw requiring the Company to disclose the value of retirement benefits awarded to its most senior executive officers; and (ii) demonstrably has not adopted any board policies or guidelines which embody a requirement (or a commitment) to disclose such information. El Paso's remaining argument – that the Company "substantially implemented" the Proposal simply because it voluntarily disclosed the information which the Proposal would require in its 2005 proxy statement – is preposterous.

Even if El Paso could demonstrate that the Company disclosed the information required by the Proposal in its 2005 proxy statement, El Paso's voluntarily disclosure of

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[8] The only mention of executive compensation in El Paso's Corporate Governance Guidelines consists of general descriptions of the functions and duties of the Compensation Committee of the board and does not address or concern the Company's disclosure practices. *See, e.g.*, Corporate Governance Guidelines at 5 ("The Compensation Committee will evaluate the performance of the Chief Executive Officer at least annually and report such evaluation to the Board."); *Id.* at 5-6 ("The Compensation Committee shall be responsible for reviewing the executive compensation program of the Company to ensure that it is adequate to attract, motivate and retain competent executive personnel and that it is directly and materially related to the short-term and long-term objectives of the Company and its stockholders, the operating performance of the Company and such other factors as deemed appropriate by the Compensation Committee.")

[9] Moreover, while the No Action Request letter claims that El Paso "already meets, and in fact exceeds the disclosure requirements recommended in the Proposal" and "intends to continue to provide full and transparent disclosures regarding director and executive compensation" we note that El Paso's 2004 proxy statement did not substantially disclose information regarding to the value of retirement benefits received by its top executive officers. Thus, even if El Paso, could demonstrate that it disclosed the information required by the Bylaw Amendment (which, as discussed below, it cannot) on a single occasion in 2005, there is still no reason to presume that El Paso's *future* disclosures will contain such information.

information on a single occasion – which the Proposal would *require* the Company to disclose prospectively – simply does not suffice to show that the Company has substantially implemented the Proposal. For example, while El Paso provided estimates of the pension plan value in its 2005 proxy statement, its 2004 proxy statement omits any such disclosure. There is simply no reasonable basis to conclude that the Company's future proxy statements will more closely resemble its 2005 statement rather than its 2004 statement.

Moreover, El Paso's assertions that it "currently provides all of the compensation-related disclosures that the Proposal would require" (No Action Request at 2) and that it "already meets, and in fact exceeds the disclosure requirements recommended in the Proposal" (No Action Request at 3) are demonstrably false. *See, e.g.,* 2005 proxy statement at p. 31 ("The amounts reflected in this [potential total benefits] table ***do not reflect*** the balances, if any, that each individual may have vested in El Paso's Retirement Savings Plan. All amounts are for illustrative purposes only based upon amounts payable in the event of certain events of termination of employment as of December 31, 2004.") (emphasis added). Additionally, while the 2005 proxy statement includes information regarding contributions on behalf of individual executives to the Company's retirement savings plan, the Company did not disclose this information in prior years. Thus, *it is impossible* for shareholders to determine (or event to estimate) the balances of the executives' vested interests in the retirement savings plan. Accordingly, there simply no basis whatsoever for the Company to argue that it may exclude the Proposal as substantially implemented based upon its 2005 proxy statement.

Conclusion

For the foregoing reasons, we believe that Lucian Bebchuk's Proposal should be included in El Paso's 2006 Proxy Statement and that El Paso's request for no-action relief should be denied. As set forth above, there is simply no credible basis for El Paso's argument that it has substantially implemented the Proposal. We would be happy to provide the Staff with additional information or to further discuss these issues. Please feel free to call the undersigned at your convenience. In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Sincerely,

Michael J. Barry

cc: Lucian Arye Bebchuk (*via overnight mail*)
David F. Taylor, Esq. (*via overnight mail*)

EL PASO CORPORATION
CORPORATE GOVERNANCE GUIDELINES

El Paso Corporation's (the "Company") Board of Directors (the "Board") believes that sound corporate governance policies and practices provide an essential foundation to assist the Board in fulfilling its responsibilities. These guidelines, which are to be reviewed periodically by the Governance & Nominating Committee of the Board, are set forth below:

Mission Statement

The Board's primary mission is the creation of long-term stockholder value while supporting and providing oversight to management in the business and operations of the Company. To that end, the Board and management are committed to provide safe, efficient, dependable delivery of natural gas and related energy products and services while observing the highest ethical values. The Board and management also recognize that the long-term interests of stockholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, customers, suppliers, communities in which the Company's businesses are located, government officials and the public at large.

Board Structure

1. *Number of Directors.* The Board will normally consist of between 9 and 14 members, although the Board (pursuant to the Company's By-laws) may from time to time change its size to accommodate the Company's needs. No more than one-quarter of the Board members shall be from then current management. These will include the Chairman of the Board (if an executive position), the President, and the Chief Executive Officer and those additional persons identified as the top management individuals within the Company.

2. *Selection of Board Members and Director Qualification Standards.* The Governance & Nominating Committee of the Board has the responsibility for making a recommendation to the Board of a slate of directors to stand for election at the annual meeting of the Company's stockholders. The Board's objective is to select individuals with education, experience and skills necessary to assist and provide oversight to management in the operation of the Company's businesses. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees. In selecting an individual to become a director, the Board will consider: education; business, governmental and civic experience; diversity; communication, interpersonal, and other required skills; international background and other matters which are relevant to this Board's objectives. Further, the Board will consider these additional qualities in selecting individuals to serve as members of the Board: independence; wisdom; integrity; an understanding and general acceptance of our current corporate

philosophy; a valid business or professional knowledge and experience that can bear on our problems and deliberations; a proven record of accomplishment with major corporations, educational or governmental institutions; an inquiring mind; the willingness to speak one's mind and ability to challenge and stimulate management; future orientation; and the willingness to commit required time and energy.

3. *Stockholder Recommendations.* The Governance & Nominating Committee shall consider new director candidates recommended by the Company's stockholders to the extent such recommendations are made in compliance with applicable laws, rules and regulations, the Company's By-laws and procedures established by the Governance & Nominating Committee. Director candidates recommended by stockholders shall be evaluated by the Governance & Nominating Committee based on the same criteria outlined above to be applied to director candidates identified by the Governance & Nominating Committee.

4. *Independence.* A majority of the directors must be non-management directors who meet the "independence" requirements of the New York Stock Exchange listing requirements.

5. *Director Responsibilities.* Each director is expected to devote the necessary time and attention to fulfill the obligations of a director, and is expected to attend Board and committee meetings whenever possible. Directors are expected to represent all of the stockholders effectively through the (a) prudent exercise of judgment; (b) fair balance of interests of constituencies; and (c) appropriate stewardship of Company resources. As a group, directors are expected to set the appropriate policy for the Company, and to bring to the Board broad experience in national and international business matters, a diversity of experience, and an insight and awareness of the appropriate and ever-changing role that large corporations should have in society. Directors are expected to attend the Company's annual meeting of stockholders if they are standing for re-election.

6. *Service on Other Boards.* The Board believes that individuals should limit the number of boards of publicly traded companies on which they serve in order to give proper attention to their responsibility to each board. Therefore, the Board has established the following limitations: (1) directors shall not serve on the board of more than four other publicly traded companies, (2) the chief executive officer shall not serve on the board of more than two other publicly traded companies, and (3) members of the Company's Audit Committee shall not serve on the audit committee of more than two other publicly traded companies. Exceptions to this policy will be considered in appropriate circumstances by the Board. Directors should notify the Chairman of the Governance & Nominating Committee before accepting a seat on the board of any other publicly traded company in order to avoid conflicts of interests and to ensure that such service does not exceed the limitations set forth above.

7. *Board Leadership.* The Board does not have a policy on whether the role of the Chief Executive Officer and the Chairman of the Board should be separate, or whether the Chairman of the Board should be a management or a non-management director.

8. *Lead Director Concept.* When the Chairman of the Board is a management director, the Board will also designate a non-management director as "Lead Director." When the Chairman of the Board is a non-management director, the Chairman of the Board will act as Lead Director and will chair executive sessions of the non-management directors, and have such other duties as the Board may determine. In addition, the Board may from time to time designate a non-management director as the Lead Director for special projects of the Board.

9. *Committees of the Board.* The Board shall have an Audit Committee, Compensation Committee, Governance & Nominating Committee, and such other committees as the Board may determine from time to time. Members of the Audit Committee, Compensation Committee and Governance & Nominating Committee shall all meet the "independence" requirements of the New York Stock Exchange listing requirements. In addition, members of the Audit Committee shall meet any heightened "independence" requirements established by applicable law, and at least one member of the Audit Committee shall satisfy the definition of an "audit committee financial expert" in accordance with rules adopted by the Securities and Exchange Commission. The Board, in compliance with applicable laws and regulations and the rules of the New York Stock Exchange, will determine the responsibilities and membership of its committees. The committee chairperson, in consultation with committee members, will determine the frequency and length of the meetings of the committee, in accordance with applicable regulations and committee charters.

10. *Retirement/Resignation.* No director shall stand for reelection to the office of director in the year following the year of his/her seventy-second (72nd) birthday. Management directors are expected to submit a letter of resignation at the time of retirement from active employment with the Company, or when resigning from a top management position in the Company. At the discretion of the Board, such former officer may be asked to continue as a Board member until the normal retirement age. Non-management directors are expected to submit a proposed letter of resignation under the following circumstances: (a) when the director retires from his or her principal business organization or other activity with which he or she was identified at the time of election to the Board; (b) whenever the director's affiliation or position of principal employment changes after election to the Board; (c) whenever the health or physical condition of a director would prevent him or her from satisfactorily fulfilling the responsibilities of the position; and (d) whenever the non-management director's affiliation with another entity creates an interlocking directorate or other potential conflict with this Company's

business. In the event that the proposed letter of resignation is not accepted, the director's tenure will continue.

11. *Voting for Directors.* In an uncontested election (i.e., an election where the only nominees are those recommended by the Board), any nominee for Director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation to the Chairman of the Board following certification of the shareholder vote.

The Governance & Nominating Committee shall promptly consider the resignation offer and recommend to the Board whether to accept the tendered resignation or reject it. In considering whether to accept or reject the tendered resignation, the Governance & Nominating Committee will consider all factors deemed relevant by the members of the Governance & Nominating Committee including, without limitation, the stated reasons why shareholders "withheld" votes for election from such Director, the length of service and qualifications of the Director whose resignation has been tendered, the Director's contributions to the Company, and these Corporate Governance Guidelines.

The Board will act on the Governance & Nominating Committee's recommendation no later than 90 days following certification of the shareholder vote. In considering the Governance & Nominating Committee's recommendation, the Board will consider the factors considered by the Governance & Nominating Committee and such additional information and factors the Board believes to be relevant. Following the Board's decision on the Governance & Nominating Committee's recommendation, the Company will promptly disclose the Board's decision whether to accept the Director's resignation as tendered (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a Form 8-K filed with the Securities and Exchange Commission.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Governance & Nominating Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Governance & Nominating Committee received a Majority Withheld Vote at the same election, then the independent Directors who are on the Board who did not receive a Majority Withheld Vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This Board committee may, but need not, consist of all of the independent Directors who did not receive a Majority Withheld Vote.

To the extent that one or more Directors' resignations are accepted by the Board, the Governance & Nominating Committee will recommend to the

Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

This provision on voting for Directors will be summarized or including in the Company's annual proxy statement relating to the election of Directors.

Board Functions

1. *Approval of Major Strategies and Financial Objectives.* Each year the Board will review and approve, as appropriate, the Company's business plan, as well as its long-term strategic plan, and financial goals. The Board will regularly monitor the Company's performance with respect to these plans and goals.

2. *Board Evaluation.* The Board, in conjunction with the Governance & Nominating Committee, will annually evaluate the effectiveness of the Board and its committees. Each director will complete a written assessment of the Board's performance in specified categories, including but not limited to, fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters. In addition, each committee shall conduct an annual evaluation of its effectiveness. The Board will meet in executive session to discuss these assessments. The purpose of these evaluations is to increase the effectiveness of the Board as a whole, each committee, and each individual Board member. Unless otherwise determined by the Board, the Governance & Nominating Committee shall be responsible for establishing the evaluation criteria and implementing the process for such evaluations.

3. *Chief Executive Officer Evaluation.* The Compensation Committee will evaluate the performance of the Chief Executive Officer at least annually and report such evaluation to the Board. The evaluation will be based on objective criteria which shall include, among other factors, corporate and individual performance, including the Company's financial performance and return on Company common stock, the accomplishment of short-term and long-term strategic goals and objectives, and any other factors established by the Compensation Committee.

4. *Management Succession.* The Board shall periodically review with the Chief Executive Officer the management succession and development plan (including, without limitation, policies regarding succession in the event of an emergency or the retirement of the Chief Executive Officer). There should be available, on a continual basis, the Chief Executive Officer's recommendation as to his/her successor should he/she die or become disabled.

5. *Executive Compensation.* The Compensation Committee shall be responsible for reviewing the executive compensation program of the Company to ensure that it is adequate to attract, motivate and retain competent executive personnel and that it is directly and materially related to the short-term and long-term objectives of the Company and its stockholders, the operating

performance of the Company and such other factors as deemed appropriate by the Compensation Committee.

6. *Director Compensation*. The Board, based upon a recommendation from the Compensation Committee, will periodically review director compensation (including additional compensation to members and chairpersons the Board and Board committees) to ensure that it is reasonable and competitive with companies that are similarly situated. Management directors shall receive no additional compensation for Board or Board committee service. To more closely align the interests of directors and the Company's stockholders, a significant portion of the directors' fees will be paid in the form of Company equity.

7. *Stock Ownership*. Directors are required to own shares of Company common stock with a value equal to at least three (3) times the annual cash retainer, within three (3) years of the later of his or her initial election to the Board and the Board's adoption of this stock ownership policy. Because the Board is committed to director and senior management stock ownership, the Board requires that the Chief Executive Officer own at least three (3) times his or her annual base salary in the form of Company common stock within five (5) years from his or her election to that position, or the Board's adoption of this stock ownership policy, whichever is later. Likewise, each other executive officer is required to own at least two (2) times his or her annual base salary in the form of Company common stock within five (5) years after the later of his or her election to such position and the Board's adoption of this stock ownership policy. For purposes of this guideline, (a) each share of common stock owned on any date (a "measuring date") by a director or executive officer shall be deemed to have a value equal to the greater of (1) the trading price of a share of the Company's common stock as of the date the applicable share was acquired by the director or executive officer or (2) the trading price of a share of the Company's common stock as of that measuring date; (b) a director or executive officer's performance units, phantom stock units, shares of restricted stock and shares subject to deferred compensation, 401(k) or similar plans shall be counted as shares of common stock owned by the director or officer (with the value thereof determined in accordance with clause (a) above) and (c) on any measuring date, a director or executive officer shall be deemed to own shares of common stock with a value equal to the in-the-money value, if any, of each vested or unvested stock option, stock appreciation right or similar equity-linked grant then held by the director or executive officer (with the in-the money value determined based on the trading price of a share of the Company's common stock on that measuring date).

8. *Board Interaction with Institutional Investors, Stockholders, the Press, Customers, etc.* The Board believes that management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. However, it is expected that Board members will speak for the

Company only with the knowledge of management and, in most instances, at the request of management. Stockholders may contact non-management members of the Board by sending written correspondence to the director to the following address:

_____________, Director
c/o David L. Siddall
Corporate Secretary
P.O. Box 2511
Houston, TX 77252

The Corporate Secretary will forward all such correspondence directly to the appropriate Board member or members.

9. *Director Orientation and Continuing Education.* The Board will ensure that newly elected Board members are provided with a director orientation session in order to (a) become better acquainted with the way the Board functions, (b) meet with members of management, and (c) gain useful information regarding the Company and its operations. The Board, in consultation with the Chief Executive Officer, will provide for continuing education opportunities for Board members to become more knowledgeable about specific areas of importance to the Company's operations (including, but not limited to, accounting, finance, internal controls, risk assessment and mitigation, regulatory compliance, ethics and compliance measures, business strategies, and other strategic aspects of the Company). In addition, each director shall be required to attend, at least once every two years, a continuing education program, seminar or conference designed for board members which is sponsored by a recognized board educational organization. The Company will assist directors in fulfilling this requirement, including by identifying, and, to the extent requested by a director, making arrangements for the director's attendance at, programs, seminars and conferences and reimbursing directors for their costs and expenses in connection with attending such programs, seminars and conferences.

Board Operations

1. *Number of Board Meetings.* The Board will meet as frequently as needed for the directors to discharge properly their responsibilities. Regular meetings of the Board are held at least six times per year and special meetings are held as necessary.

2. *Conduct of Meetings.* Board and Committee meetings will be conducted in a manner which ensures open communication, meaningful participation and timely resolution of issues.

3. *Agenda for Board and Committee Meetings.* The Chairman of the Board and Chief Executive Officer will propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda.

With respect to committees of the Board, the chairperson of such committee, in consultation with committee members and appropriate members of management, will develop the Committee's agenda for applicable meetings.

4. *Materials Distributed in Advance of Meetings*. Information and data that are important to the Board's understanding of a meeting should, when practical, be distributed in writing to members of the Board in advance of the applicable meeting. Each director is expected to thoroughly review such materials prior to a Board or committee meeting, provided sufficient time is provided for such review.

5. *Executive Sessions*. The Board will hold executive sessions at least twice a year without the Chief Executive Officer or other management directors. The Chairman (or the Lead Director if the Chairman is a member of management) shall preside over all such executive sessions.

6. *Director Interaction with Management*. Board members shall have complete access to the Company's management. Board members should exercise reasonable judgment when contacting management to avoid creating unnecessary distractions from the Company's business operations, and ensure that the Chief Executive Officer is informed of such contacts.

7. *Access to Independent Advisors*. The Board and each committee shall have full access to independent legal, accounting, financial and other advisors, as it deems necessary or appropriate to assist the Board or respective committee in the conduct of its duties.

Policy on Poison Pill Plans

The Company does not currently have in place any stockholders rights plan (also known as a "poison pill"), and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances which leads it to conclude that adopting a rights plan would be in the best interests of stockholders, the Board will seek prior stockholder approval unless the Board, in exercising its fiduciary responsibilities under the circumstances, determines by vote of a majority of the independent directors that such submission would not be in the best interests of the Company's stockholders in the circumstances. If the Board were ever to adopt a rights plan without prior stockholder approval, it will be presented to the stockholders for ratification within one year or expire within one year, without being renewed or replaced. Further, if the Board adopts a rights plan and the Company's stockholders do not approve such rights plan, it will terminate.

Effective: December 2, 2005

Objectives

The Compensation Committee (the "Committee") is a committee of the Board of Directors (the "Board") of El Paso Corporation (the "Company"). The Board has delegated to the Committee its responsibilities relating to compensation of the Company's Chief Executive Officer and other senior officers who are subject to Section 16(a) of the Securities Exchange Act of 1934. The purpose of the Committee is to discharge the Board's responsibilities relating to compensation of the Company's executives and to produce an annual report on executive compensation for inclusion in the Company's proxy statement filed with the Securities and Exchange Commission (the "SEC"), in accordance with applicable rules and regulations. The primary function of the Committee is to review the executive compensation program of the Company to ensure that it is adequate to attract, motivate and retain competent executive personnel and that it is directly and materially related to the short-term and long-term objectives of the Company and its stockholders as well as the operating performance of the Company.

In addition, the Committee shall periodically review and make recommendation to the full Board regarding compensation (including equity compensation) for the Board and committees of the Board.

Membership and Policies

- The Board, based upon a recommendation by the Governance Committee of the Board, shall appoint the Chairperson and members of the Committee annually. The Committee shall consist of a minimum of three members of the Board. Subject to any applicable phase-in periods, each member of the Committee shall be "independent" as determined in accordance with the rules of the New York Stock Exchange and applicable law (including, without limitation, the rules of the SEC, the non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and the outside director definition of Section 162(m) of the Internal Revenue code of 1986, as amended). Members of the Committee may be removed from the Committee only by action of the full Board.

- The Committee shall meet a minimum of two times per calendar year or more frequently as circumstances require. The Committee may also meet by telephone conference call or any other means permitted by law or the Company's By-laws.

- A Secretary, who need not be a member of the Committee, shall be appointed by the Committee to keep minutes of all meetings of the Committee and such other records as the Chairperson deems necessary or appropriate.

- The Committee may designate a subcommittee consisting of at least one member to address specific issues on behalf of the Committee.

- The Committee shall report periodically to the Board on its activities.

- The Committee has the sole authority and responsibility to select, retain, evaluate and, where appropriate, terminate independent advisors, including a compensation consulting firm, to assist in the evaluation of director compensation, executive compensation, including the sole authority to approve such firm's fees and other retention terms. Such engagement shall not require the approval of the Board. The Company shall provide appropriate funding, as determined by the Committee for compensation for such advisors and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Functions

- The Committee shall periodically review and approve the Company's stated compensation strategy, which will appropriately take into consideration contributions to Company growth and profitability, organization objectives, stockholder interests and such other factors as deemed appropriate by the Committee.

- The Committee shall periodically review and approve the Company's executive compensation program, which will appropriately take into consideration the Company's financial performance and return on Company common stock, the performance of the individual executive officer and such other factors as deemed appropriate by the Committee.

- The Committee shall review appropriate criteria for establishing performance targets and determining annual corporate and executive performance ratings.

- The Committee shall periodically review and determine appropriate levels of executive compensation, which will appropriately take into consideration available competitive compensation information (including the review of proxy information), advice from an independent executive compensation consulting firm, any shareholder or other executive compensation proposals and such other factors as deemed appropriate by the Committee.

- The Committee shall ensure that the Company's executive equity-based plan, long-term incentive compensation program, annual incentive compensation program and other executive compensation programs are administered in accordance with stated compensation objectives, and shall make recommendations to the Board with respect to such programs.

- The Committee shall approve (or recommend to the full Board for approval), subject, where appropriate, to submission to stockholders, all new equity-based compensation programs.

- The Committee shall review the Company's employee benefit and compensation programs and approve management recommendations subject, where appropriate, to stockholder or Board approval. As part of this process, the Committee shall, where appropriate, make recommendations to the Board with respect to non-Chief Executive Officer compensation, incentive compensation plans and equity based plans.

- The Committee shall review annually and approve the individual elements of total compensation for the Chief Executive Officer and other executive officers of the Company and shall, as appropriate, include in its executive compensation report contained in the Company's proxy statement those factors and criteria on which executive compensation was based, including the relationship of the Company's performance to their compensation. As part of this process, the Committee shall review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives (which shall include, among other factors, corporate and individual performance, including the Company's financial performance and return on Company common stock, relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, awards given to the Company's chief executive officer in prior years, the accomplishment of short-term and long-term strategic goals and objectives, and any other factors established by the Committee) and have sole authority to determine the Chief Executive Officer's compensation level based on this evaluation.

- The Committee shall prepare and provide a report to stockholders of the Company on executive compensation for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations of the SEC.

- The Committee shall periodically review and make a recommendation to the full Board regarding director compensation, including, without limitation, annual retainer and meeting fees for members and chairpersons of the Board and committees of the Board, and the terms and awards of equity compensation for members and chairpersons of the Board and committees of the Board.

- The Committee shall review and assess the adequacy of the Committee charter periodically.

- The Committee shall conduct an annual performance evaluation of the Committee, which may be done in conjunction with the annual evaluations of the Board and committees thereof conducted by the Governance Committee.

- The Committee will perform such other functions as assigned by applicable law, the rules of the New York Stock Exchange, the Company's restated certificate of incorporation or By-laws, or the Board.

Effective: February 18, 2005

BY-LAWS

OF

EL PASO CORPORATION

As amended July 31, 2003

BY-LAWS

OF

EL PASO CORPORATION

TABLE OF CONTENTS

BY-LAWS

OF

EL PASO CORPORATION

ARTICLE I

OFFICES

SECTION 1. <u>Registered Office and Agent</u>

The registered office of the corporation is located at Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware, and the name of its registered agent at such address is The Corporation Trust Company.

SECTION 2. <u>Other Offices</u>

The corporation may have offices at such other places both within and without the State of Delaware as the Board of Directors (the "Board") may from time to time determine or the business of the corporation may require.

ARTICLE II

STOCKHOLDERS

SECTION 1. <u>Annual Meetings</u>

A meeting of the stockholders for the purpose of electing Directors and for the transaction of such other business as may properly be brought before the meeting shall be held annually at 9:00 a.m., on the third Thursday of April, or at such other time and/or such other date as shall be fixed by resolution of the Board. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

SECTION 2. <u>Special Meetings</u>

Special meetings of the stockholders for any purpose or purposes may be called only by a majority of the Board, the Chairman of the Board, the Chief Executive Officer, the President or the Vice Chairman of the Board.

SECTION 3. Place of Meetings

The annual meeting of the stockholders of the corporation shall be held at the general offices of the corporation in the City of Houston, State of Texas, or at such other place in the United States as may be stated in the notice of the meeting. All other meetings of the stockholders shall be held at such places within or without the State of Delaware as shall be stated in the notice of the meeting.

SECTION 4. Notice of Meetings

4.1 Giving of Notice. Except as otherwise provided by statute, written notice of each meeting of the stockholders, whether annual or special, shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be given when deposited in the United States mails, postage prepaid, directed to such stockholder at his address as it appears in the stock ledger of the corporation. Each such notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

4.2 Notice of Adjourned Meetings. When a meeting is adjourned to another time and place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is given. If the adjournment is for more than thirty days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

4.3 Waiver of Notice.

4.3.1 Whenever any notice is required to be given to any stockholder under the provisions of these By-laws, the Restated Certificate of Incorporation or the General Corporation Law of the State of Delaware, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

4.3.2 The attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 5. Fixing of Record Date for Determining Stockholders

5.1 Meetings. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at the meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

5.2 Dividends, Distributions and Other Rights. For the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

SECTION 6. Quorum

A majority of the outstanding shares of stock of the corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of the stockholders; provided that where a separate vote by a class or classes or by a series of a class is required, a majority of the outstanding shares of such class or classes or of such series of a class, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on that matter. Shares of stock will be counted toward a quorum if they are either (i) present in person at the meeting or (ii) represented at the meeting by a valid proxy, whether the instrument granting such proxy is marked as casting a vote or abstaining, is left blank or does not empower such proxy to vote with respect to some or all matters to be voted upon at the meeting. If less than a majority of the outstanding shares entitled to vote are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 7. Organization

At each meeting of the stockholders, the Chairman of the Board, or in his absence the Chief Executive Officer, the President or the Vice Chairman of the Board, or if all of the said persons are absent, a person designated by the Board, the Chairman of the Board, the Chief Executive Officer, the President or the Vice Chairman of the Board, or in the absence of such designated person, a person elected by the holders of a majority in number of shares of stock present in person or represented by proxy and entitled to vote, shall act as chairman of the meeting.

The Secretary, or in his absence or in the event he shall be presiding over the meeting in accordance with the provisions of this Section, an Assistant Secretary or, in the absence of the Secretary and all of the Assistant Secretaries, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

SECTION 8. Voting

8.1 General Provisions. Unless otherwise provided in the Restated Certificate of Incorporation or a resolution of the Board creating a series of stock, at each meeting of the stockholders, each holder of any share of any series or class of stock entitled to vote at such meeting shall be entitled to one vote for each share of stock having voting power in respect of each matter upon which a vote is to be taken, standing in his name on the stock ledger of the corporation on the record date fixed as provided in these By-laws for determining the stockholders entitled to vote at such meeting. In all matters other than the election of Directors, if a quorum is present, the affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number is required by these By-laws, the Restated Certificate of Incorporation or the General Corporation Law of the State of Delaware. In determining the number of votes cast for or against a proposal, shares abstaining from voting on a matter (including elections) will not be treated as a vote for or against the proposal. A non-vote by a broker will be treated as if the broker never voted, but a non-vote by a stockholder will be counted as a vote "for" the management's position. Where a separate vote by a class or classes or by a series of a class is required, if a quorum is present, the affirmative vote of the majority of shares of such class or classes or series of a class present in person or represented by proxy at the meeting shall be the act of such class or classes or series of a class. The provisions of this Section will govern with respect to all votes of stockholders except as otherwise provided for in these By-laws, the Restated Certificate of Incorporation or the General Corporation Law of the State of Delaware.

8.2 Voting for Directors. At each election of Directors the voting shall be by written ballot. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of Directors.

8.3 Shares Held or Controlled by the Corporation. Shares of its own capital stock belonging to the corporation, or to another corporation if a majority of the shares entitled to vote in the election of Directors of such other corporation is held by the corporation, shall neither be entitled to vote nor counted for quorum purposes.

8.4 Proxies. A stockholder may vote by a proxy which is in writing or is transmitted electronically, including but not limited to, via telegram, cablegram, internet, interactive voice response system, or other means of electronic transmission executed or authorized by the stockholder or by his attorney-in-fact. Any electronic transmission must set forth information from which it can be determined by the Company or the Inspector that such electronic transmission was authorized by the stockholder. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the corporation. A proxy shall become invalid three years after the date of its execution, unless otherwise provided in the proxy. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof.

SECTION 9. Inspectors

Prior to each meeting of stockholders, the Board shall appoint at least one Inspector who is not a Director, candidate for Director or officer of the corporation, who shall receive and determine the validity of proxies and the qualifications of voters, and receive, inspect, count and report to the meeting in writing the votes cast on all matters submitted to a vote at such meeting. In case of failure of the Board to make such appointments or in case of failure of any Inspector so appointed to act, the Chairman of the Board shall make such appointment or fill such vacancies. Each Inspector, immediately before entering upon his duties, shall subscribe to an oath or affirmation faithfully to execute the duties of Inspector at such meeting with strict impartiality and according to the best of his ability.

SECTION 10. List of Stockholders

The Secretary or other officer or agent having charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares of each class and series registered in the name of each such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section, or the books of the corporation, or to vote in person or by proxy at any such meeting.

SECTION 11. Stockholder Proposals

At an annual meeting of stockholders, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before the annual meeting of stockholders (a) by, or at the direction of, the Board or (b) by a stockholder of the corporation who complies with the procedures set forth in this Section 11. For business or a proposal to be properly brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be received by the Secretary at the principal executive offices of the corporation not earlier than 120 days nor later than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be received by the Secretary not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting, or if later, the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before an annual meeting of stockholders (i) a description, in 500 words or less, of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholders known by such stockholder to be supporting such proposal, (iii) the class and number of shares of the corporation which are beneficially owned by such stockholder on the date of such stockholder's notice and by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder's notice, (iv) a description, in 500 words or less, of any interest of the stockholder in such proposal, and (v) a representation that the stockholder is a holder of record of stock of the corporation and intends to appear in person or by proxy at the meeting to present the proposal specified in the notice. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at a meeting of stockholders except in accordance with the procedures set forth in this Section 11.

The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the procedures prescribed by this Section 11, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing, nothing in this Section 11 shall be interpreted or construed to require the inclusion of information about any such proposal in any proxy statement distributed by, at the direction of, or on behalf of, the Board.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. Number, Qualification and Term of Office

The business, property and affairs of the corporation shall be managed by a Board consisting of not less than one Director. The Board shall from time to time by a vote of a majority of the Directors then in office fix the specific number of Directors to constitute the Board. At each annual meeting of stockholders a Board shall be elected by the stockholders for a term of one year. Each Director shall serve until his successor is duly elected and shall qualify.

SECTION 2. Vacancies

Vacancies in the Board and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a vote of the majority of the Directors then in office, although less than a quorum, or by a sole remaining Director, at any regular or special meeting of the Board.

SECTION 3. Nominations of Directors

Subject to the rights, if any, of the holders of any series of preferred stock then outstanding, only persons nominated in accordance with the procedures set forth in this Section 3 shall be eligible for election as Directors. Nominations of persons for election to the Board may be made at an annual meeting of stockholders or special meeting of stockholders called by the Board for the purpose of electing Directors (i) by or at the direction of the Board or (ii) by any stockholder of the corporation entitled to vote for the election of Directors at such meeting who complies with the notice procedure set forth in this Section 3. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be received by the Secretary at the principal executive offices of the corporation not earlier than 120 days nor later than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be received by the Secretary not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting, or if later, the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

A stockholder's notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a Director (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of the corporation which are beneficially owned by such person on the date of such stockholder's notice and (d) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or any successor statute thereto (the "Exchange Act") (including without limitation such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to the stockholder giving the notice (a) the name and address, as they appear on the corporation's (or its agent's) books, of such stockholder and any other stockholders known by such stockholder to be supporting such nominee(s), (b) the class and number of shares of the corporation which are beneficially owned by such stockholder on the date of such stockholder's notice and by any other stockholders known by such stockholder to be supporting such nominee(s) on the date of such stockholder's notice (c) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; and (iii) a description of all arrangements or understandings between the stockholder and each nominee and other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder. No person shall be eligible for election as a Director of the corporation unless nominated in accordance with the procedures set forth in this Section 3. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this Section and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

SECTION 4. Resignations

Any Director may resign at any time upon written notice to the Board, the Chairman of the Board, the Chief Executive Officer, the President, the Vice Chairman of the Board or the Secretary of the corporation. Such resignation shall take effect on the date of receipt of such notice or at any later time specified therein; and the acceptance of such resignation, unless otherwise required by the terms thereof, shall not be necessary to make it effective.

SECTION 5. Removals

Any Director may be removed, with or without cause, at any special meeting of the stockholders called for that purpose, by the affirmative vote of the holders of a majority in number of shares of the corporation entitled to vote for the election of such Director, and the vacancy in the Board caused by any such removal may be filled by the stockholders at such a meeting.

SECTION 6. Place of Meetings; Books and Records

The Board may hold its meetings, and have an office or offices, at such place or places within or without the State of Delaware as the Board from time to time may determine.

The Board, subject to the provisions of applicable statutes, may authorize the books and records of the corporation, and offices or agencies for the issue, transfer and registration of the capital stock of the corporation, to be kept at such place or places outside of the State of Delaware as, from time to time, may be designated by the Board.

SECTION 7. Annual Meeting of the Board

The first meeting of each newly elected Board, to be known as the Annual Meeting of the Board, for the purpose of electing officers, designating committees and the transaction of such other business as may come before the Board, shall be held as soon as practicable after the adjournment of the annual meeting of stockholders, and no notice of such meeting shall be necessary to the newly elected Directors, provided a quorum shall be present. In the event such meeting is not held due to the absence of a quorum, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board, or as shall be specified in a written waiver signed by all of the newly elected Directors.

SECTION 8. Regular Meetings

The Board shall provide for regular meetings of the Board at such times and at such places as it deems desirable. Notice of regular meetings need not be given.

SECTION 9. Special Meetings

Special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer, the President or the Vice Chairman of the Board and shall be called by the Secretary on the written request of three Directors on such notice as the person or persons calling the meeting shall deem appropriate in the circumstances. Notice of each such special meeting shall be mailed to each Director or delivered to him by telephone, telegraph or any other means of electronic communication, in each case addressed to his residence or usual place of business, or delivered to him in person or given to him orally. The notice of meeting shall state the time and place of the meeting but need not state the purpose thereof. Whenever any notice is required to be given to any Director under the provisions of these By-laws, the Restated Certificate of Incorporation or the General Corporation Law of the State of Delaware, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or any committee appointed by the Board need be specified in the waiver of notice of such meeting. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting except when a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

SECTION 10. Quorum and Manner of Acting

Except as otherwise provided by statute, the Restated Certificate of Incorporation, or these By-laws, the presence of a majority of the total number of Directors shall constitute a quorum for the transaction of business at any regular or special meeting of the Board, and the act of a majority of the Directors present at any such meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, a majority of the Directors present may adjourn the meeting, from time to time, until a quorum is present. Notice of any such adjourned meeting need not be given.

SECTION 11. Organization

At every meeting of the Board, the Chairman of the Board or in his absence the Chief Executive Officer, the President or the Vice Chairman of the Board, or if all of the said persons are absent, a chairman chosen by a majority of the Directors present shall act as chairman of the meeting. The Secretary, or an Assistant Secretary, or in the absence of the Secretary and all the Assistant Secretaries, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

SECTION 12. Consent of Directors in Lieu of Meeting

Unless otherwise restricted by the Restated Certificate of Incorporation or by these By-laws, any action required or permitted to be taken at any meeting of the Board, or any committee designated by the Board, may be taken without a meeting if all members of the Board or committee consent thereto in writing, and such written consent is filed with the minutes of the proceedings of the Board or committee.

SECTION 13. Telephonic Meetings

Members of the Board, or any committee designated by the Board, may participate in any meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

SECTION 14. Compensation

Each Director, who is not a full-time salaried officer of the corporation or any of its wholly owned subsidiaries, when authorized by resolution of the Board, may receive as a Director a stated salary or an annual retainer, and any other benefits as the Board may determine, and in addition may be allowed a fixed fee or reimbursement of his reasonable expenses for attendance at each regular or special meeting of the Board or any committee thereof.

SECTION 15. Interested Directors

No contract or transaction between the corporation and one or more of its Directors or officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are Directors or officers of this corporation, or have a financial interest in such contract or transaction, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IV

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 1. Executive Committee

The Board may, in its discretion, designate an Executive Committee, consisting of such number of Directors as the Board may from time to time determine. The committee shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it, but the committee shall have no power or authority to amend the Restated Certificate of Incorporation (except that the committee may, to the extent authorized by the Board, fix by resolution or resolutions the designations and any of the powers, preferences or rights of shares of any series of Preferred Stock relating to voting or other powers, dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, fix the qualifications, limitations or restrictions of shares of any such series of stock, or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series). The committee shall have such other powers as the Board may from time to time prescribe.

SECTION 2. Finance Committee

The Board may, in its discretion, designate a Finance Committee, consisting of such number of Directors as the Board may from time to time determine. The committee shall monitor, review, appraise and recommend to the Board appropriate action with respect to the corporation's capital structure, its source of funds and its financial position; review and recommend appropriate delegations of authority to management on expenditures and other financial commitments; review terms and conditions of financing plans; develop and recommend dividend policies and recommend to the Board specific dividend payments; and review the performance of the trustee of the corporation's pension trust fund, and any proposed change in the investment policy of the trustee with respect to such fund. The committee shall have such other duties, functions and powers as the Board may from time to time prescribe.

SECTION 3. Audit Committee

The Board shall designate annually an Audit Committee consisting of not less than two Directors as it may from time to time determine, none of whom shall be officers or employees of the corporation. The committee shall review with the independent accountants the corporation's financial statements, basic accounting and financial policies and practices, adequacy of controls, standard and special tests used in verifying the corporation's statements of account and in determining the soundness of the corporation's financial condition, and the committee shall report to the Board the results of such reviews; review the policies and practices pertaining to publication of quarterly and annual statements to assure consistency with audited results and the implementation of policies and practices recommended by the independent accountants; ensure that suitable independent audits are made of the operations and results of subsidiary corporations and affiliates; and monitor compliance with the corporation's code of business conduct. The committee shall have such other duties, functions and powers as the Board may from time to time prescribe.

SECTION 4. Compensation Committee

The Board shall designate annually a Compensation Committee consisting of not less than two Directors as it may from time to time determine, none of whom shall be officers or employees of the corporation. The committee shall administer the corporation's executive compensation plans and programs. In addition, the committee shall consider proposals with respect to the creation of and changes to executive compensation plans and will review appropriate criteria for establishing certain performance measures and determining annual corporate and executive performance ratings under applicable corporation plans and programs. The committee shall have such other duties, functions and powers as the Board may from time to time prescribe.

SECTION 5. Committee Chairman, Books and Records

Each committee shall elect a chairman to serve for such term as it may determine, shall fix its own rules of procedure and shall meet at such times and places and upon such call or notice as shall be provided by such rules. It shall keep a record of its acts and proceedings, and all action of the committee shall be reported to the Board at the next meeting of the Board.

SECTION 6. Alternates

Alternate members of the committees prescribed by this Article IV may be designated by the Board from among the Directors to serve as occasion may require. Whenever a quorum cannot be secured for any meeting of any such committee from among the regular members thereof and designated alternates, the member or members of such committee present at such meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of such absent or disqualified member.

Alternate members of such committees shall receive a reimbursement for expenses and compensation at the same rate as regular members of such committees.

SECTION 7. Other Committees

The Board may designate such other committees, consisting of such number of Directors as the Board may from time to time determine, and each such committee shall serve for such term and shall have and may exercise, during intervals between meetings of the Board, such duties, functions and powers as the Board may from time to time prescribe.

SECTION 8. Quorum and Manner of Acting

At each meeting of any committee the presence of a majority of the members of such committee, whether regular or alternate, shall be necessary to constitute a quorum for the transaction of business, and if a quorum is present the concurrence of a majority of those present shall be necessary for the taking of any action; provided, however, that no action may be taken by the Executive Committee or the Finance Committee when one or more officers of the corporation are present as members at a meeting of either such committee unless such action shall be concurred in by the vote of at least one member of such committee who is not an officer of the corporation.

ARTICLE V

OFFICERS

SECTION 1. Number

The officers of the corporation shall consist of such of the following as the Board may from time to time elect or appoint, or as the Chief Executive Officer may from time to time appoint pursuant to Section 6 of this Article V: a Chairman of the Board, a Chief Executive Officer, a President, a Vice Chairman of the Board, a Chief Operating Officer, a Chief Financial Officer, a General Counsel, a Secretary, a Treasurer, a Controller and one or more of the following: Executive Vice President, Senior Vice President, Vice President, Assistant Vice President, Associate or Assistant General Counsel, Assistant Secretary, Assistant Treasurer, Assistant Controller and such other officers with such titles and powers and/or duties as the Board or the Chief Executive Officer, as the case may be, shall from time to time determine. Officers of the corporation may simultaneously serve as officers of subsidiaries or divisions thereof. Any number of offices may be held by the same person.

SECTION 2. Election

The officers of the corporation, except those who may be appointed by the Chief Executive Officer as provided in Section 7 of this Article V, shall be elected or appointed as soon as practicable after the annual meeting of stockholders in each year to hold office until the first meeting of the Board after the annual meeting of stockholders next succeeding his election, or until his successor is elected and qualified or until his earlier death, resignation or removal.

SECTION 3. Resignations

Any elected or appointed officer may resign at any time upon written notice to the Chairman of the Board, the Chief Executive Officer or the Secretary of the corporation. Such resignation shall take effect upon the date of its receipt or at such later time as may be specified therein, and unless otherwise required by the terms thereof, no acceptance of such resignation shall be necessary to make it effective.

SECTION 4. Removals

Any elected or appointed officer may be removed, with or without cause, by the Board at any regular or special meeting of the Board, and in the case of an officer appointed pursuant to Section 7 of this Article V, may be so removed by the Chief Executive Officer. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation, but the election or appointment of any officer shall not of itself create contractual rights.

SECTION 5. Vacancies

Any vacancy occurring in any office by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting or as otherwise provided in these By-laws.

SECTION 6. Chairman of the Board

The Chairman of the Board shall, when present, preside at all meetings of the stockholders and the Board; shall have authority to call special meetings of the stockholders and of the Board; and shall have such other powers and duties as are expressly provided in these By-laws.

The Chairman of the Board shall not be an officer of the corporation and shall not have authority to sign or acknowledge in the name and on behalf of the corporation stock certificates, contracts or other documents or instruments, except as specifically delegated by the Board from time to time.

SECTION 7. Chief Executive Officer

The Chief Executive Officer shall have authority to sign and acknowledge in the name and on behalf of the corporation all stock certificates, contracts or other documents and instruments, except where the signing thereof shall be expressly delegated to some other officer or agent by the Board or required by law to be otherwise signed or executed and, unless otherwise provided by law or by the Board may authorize any officer, employee or agent of the corporation to sign, execute and acknowledge in his place and stead all such documents and instruments; he shall fix the compensation of officers of the corporation, other than his own compensation, and the compensation of officers of its principal operating subsidiaries reporting directly to him unless such authority is otherwise reserved to the Board or a committee thereof; and he shall approve proposed employee compensation and benefit plans of subsidiary companies not involving the issuance or purchase of capital stock of the corporation. He shall have the power to appoint and remove any Vice President, Controller, General Counsel, Secretary or Treasurer of the corporation. He shall also have the power to appoint and remove such associate or assistant officers of the corporation with such titles and duties as he may from time to time deem necessary or appropriate. He shall have such other powers and perform such other duties as from time to time may be assigned to him by the Board or the Executive Committee.

The Chief Executive Officer is hereby authorized, without further approval of the Finance Committee or the Board:

(a) To approve individual expenditures by the corporation of up to $25 million each for individual expenditures in categories not presented to the Board in the annual budget or plan, including but not limited to individual expenditures pertaining to operating expenses, purchases, leases, options to purchase or lease assets, investments, business acquisitions, land purchases, products or services acquisitions, bid or performance bonds (provided however, that the authority to issue such a bond shall not be deemed to authorize the activity covered thereby unless such activity would itself be authorized hereunder), litigation settlements, charitable donations and political contributions.

(b) To approve expenditures by the corporation for the amounts (subject to subparagraph (c) below) presented to the Board in the annual budget or plan, including but not limited to individual expenditures pertaining to operating and capital expenses, purchases, leases, options to purchase or lease assets, investments, business acquisitions, land purchases, products or services acquisitions, bid or performance bonds (provided however, that the authority to issue such a bond shall not be deemed to authorize the activity covered thereby unless such activity would itself be authorized hereunder), litigation settlements, charitable donations and political contributions.

(c) To approve individual cost overruns of up to 10% of any amounts approved by or presented to the Board.

(d) To enter into leases or extensions thereof and other agreements with respect to the assets of the corporation, including interests in minerals and real estate, for a term of not more than 10 years or for an unlimited term if the aggregate initial rentals, over the term of the lease, including renewal options, do not exceed $25 million.

(e) To approve capital contributions to the corporation's subsidiaries and to enter into performance and financial guarantees for the benefit of the corporation's subsidiaries.

(f) To approve disposition of assets and interests in securities of subsidiaries or related commitments, provided that the aggregate market value of the assets being disposed of in any one such transaction does not exceed $25 million.

(g) To approve increases in the capital budgets of the corporation's operating subsidiaries provided such increases in the aggregate do not exceed 10% of the corporation's capital budget for the fiscal year.

(h) To approve in emergency situations commitments in excess of the above-described limits provided they are in the interests of the corporation.

The above delegation of authority does not authorize the corporation or its subsidiaries to make a significant change in its business or to issue the corporation's capital stock without the specific approval of the Board. Notwithstanding the foregoing limitations, the Chief Executive Officer shall have such power and authority as is usual, customary and desirable to perform all the duties of the office (including, but not limited to, the approval of payments or arrangements made in connection with the corporation's debt, interest, tax, contractual, and regulatory obligations) necessary to, and consistent with, the businesses of the corporation and its subsidiaries. The Chief Executive Officer (and other officers of the corporation as delegated by the Chief Executive Officer or as authorized in these By-laws) may delegate the foregoing authorization to other officers, employees, and agents of the corporation by either written authorization (including powers of attorney) or otherwise, unless such authorization is expressly reserved for the Chairman of the Board, the Chief Executive Officer or other officer, as applicable.

In the absence or disability of the Chairman of the Board, or at his request, the Chief Executive Officer may preside at any meeting of the stockholders or of the Board and, in such circumstances, may exercise any of the other powers or perform any of the other duties of the Chairman of the Board.

SECTION 8. President

The President shall have general authority over the property, business and affairs of the corporation, and over all subordinate officers, agents and employees of the corporation, subject to the control and direction of the Board, the Executive Committee and the Chief Executive Officer, including the power to sign and acknowledge in the name and on behalf of the corporation all stock certificates, deeds, mortgages, bonds, contracts or other documents and instruments except when the signing thereof shall be expressly delegated to some other officer or agent by the Board or required by law to be otherwise signed or executed and, unless otherwise provided by law or by the Board, may delegate to any officer, employee or agent of the corporation authority to sign, execute and acknowledge in his place and stead all such documents and instruments.

SECTION 9. Vice Chairman of the Board

In the absence or disability of the Chairman of the Board, the Chief Executive Officer or the President, or at the request of any of them, the Vice Chairman of the Board may preside at any meeting of the stockholders or of the Board. The Vice Chairman shall not be an officer of the corporation and shall not have authority to sign or acknowledge, in the name and on behalf of the corporation, stock certificates, contracts, documents or instruments.

SECTION 10. Chief Operating Officer

The Chief Operating Officer shall have direct management responsibility for the general business operations of the corporation, and he shall have such powers and perform such duties as may be incident to the office of chief operating officer of a corporation, those duties assigned to him by other provisions of the By-laws, and such other duties as may from time to time be assigned to him either directly or indirectly by the Board, the Chairman of the Board or the President. Subject to delegations by the Chairman of the Board pursuant to Section 6 of this Article V, the Chief Operating Officer may sign or execute, in the name of the corporation, all stock certificates, deeds, mortgages, bonds, contracts or other documents and instruments, except in cases where the signing or execution thereof shall be required by law or shall have been expressly delegated by the Board or these By-laws to some other officer or agent of the corporation.

SECTION 11. Chief Financial Officer

The Chief Financial Officer shall have responsibility for development and administration of the corporation's financial plans and all financial arrangements, its cash deposits and short term investments, its accounting policies and its federal and state tax returns. The Chief Financial Officer shall also be responsible for the corporation's internal control procedures and for its relationship with the financial community. The Chief Financial Officer shall perform all the duties incident to the office of chief financial officer of a corporation, those duties assigned to him by other provisions of these By-laws and such other duties as may be assigned to him either directly or indirectly by the Board, the Chairman of the Board, the Chief Executive Officer, the President, or the Chief Operating Officer, or as may be provided by law.

SECTION 12. Vice Presidents

Each Executive Vice President, Senior Vice President and Vice President shall have such powers and perform such duties as may from time to time be assigned to him, directly or indirectly, either generally or in specific instances, by the Board, the Chairman of the Board, the Chief Executive Officer, the President, the Vice Chairman of the Board or the Chief Operating Officer.

Subject to delegations by the Chief Executive Officer pursuant to Section 6 of this Article V, each Executive Vice President, Senior Vice President and Vice President shall perform all duties incident to the office of vice president of a corporation and shall have authority to sign or execute, in the name of the corporation, all stock certificates, deeds, mortgages, bonds, contracts or other documents or instruments, except in cases where the signing or execution thereof shall have been expressly delegated by the Board or these By-laws to some other officer or agent of the corporation.

SECTION 13. General Counsel

The General Counsel shall be the chief legal advisor of the corporation and shall have responsibility for the management of the legal affairs and litigation of the corporation and, in general, he shall perform the duties incident to the office of general counsel of a corporation and such other duties as may be assigned to him either directly or indirectly by the Board, the Chief Executive Officer, the President or the Vice Chairman of the Board, or as may be provided by law.

SECTION 14. Secretary

The Secretary shall keep the minutes of meetings of the stockholders and of the Board in books provided for the purpose; he shall see that all notices are duly given in accordance with the provisions of these By-laws or as required by law; he shall be custodian of the records and of the corporate seal or seals of the corporation; he shall see that the corporate seal is affixed to all documents requiring same, the execution of which, on behalf of the corporation, under its seal, is duly authorized, and when said seal is so affixed he may attest same; and, in general, he shall perform all duties incident to the office of the secretary of a corporation, and such other duties as from time to time may be assigned to him directly or indirectly by the Board, the Chairman of the Board, the Chief Executive Officer, the President, or the General Counsel, or as may be provided by law. Any Assistant Secretary may perform any of the duties or exercise any of the powers of the Secretary at the request of, or in the absence or disability of, the Secretary or otherwise as occasion may require in the administration of the business and affairs of the corporation.

SECTION 15. Treasurer

The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the corporation, and shall deposit, or cause to be deposited, in the name of the corporation, all moneys or other valuable effects in such banks, trust companies or other depositaries as shall, from time to time, be selected by or under authority of the Board; if required by the Board, he shall give a bond for the faithful discharge of his duties, with such surety or sureties as the Board may determine; he shall keep or cause to be kept full and accurate records of all receipts and disbursements in books of the corporation; and, in general, he shall perform the duties incident to the office of treasurer of a corporation and such other duties as may be assigned to him directly or indirectly by the Board, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer or the Chief Financial Officer, or as may be provided by law. Any Assistant Treasurer may perform any of the duties or exercise any of the powers of the Treasurer at the request of, or in the absence or disability of, the Treasurer or otherwise as occasion may require in the administration of the business and affairs of the corporation.

SECTION 16. Controller

The Controller shall be the chief accounting officer of the corporation. He shall keep full and accurate accounts of the assets, liabilities, commitments, receipts, disbursements and other financial transactions of the corporation; shall cause regular audits of the books and records of account of the corporation and shall supervise the preparation of the corporation's financial statements; and, in general, he shall perform the duties incident to the office of controller of a corporation and such other duties as may be assigned to him directly or indirectly by the Board, the Audit Committee, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer or the Chief Financial Officer, or as may be provided by law.

SECTION 17. Absence or Disability of Officers

In the absence or disability of the Chairman of the Board, the Chief Executive Officer, the President or the Vice Chairman of the Board, the Board or a committee thereof may designate individuals to perform the duties of those absent or disabled.

ARTICLE VI

STOCK CERTIFICATES AND TRANSFER THEREOF

SECTION 1. Stock Certificates

Except as otherwise permitted by statute, the Restated Certificate of Incorporation or resolution or resolutions of the Board, every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the corporation by the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer or any Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares, and the class and series thereof, owned by him in the corporation. Any and all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. The Board or the Chief Executive Officer shall determine the form of stock certificate of the corporation.

SECTION 2. Transfer of Stock

Transfer of shares of the capital stock of the corporation shall be made only on the books (whether physically or electronically) of the corporation by the holder thereof, or by his attorney duly authorized, and on surrender of the certificate or certificates for such shares. A person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof as regards the corporation, and the corporation shall not, except as expressly required by statute, be bound to recognize any equitable or other claim to, or interest in, such shares on the part of any other person whether or not it shall have express or other notice thereof.

SECTION 3. Transfer Agents and Registrars

The Board, the Chairman of the Board, or the Chief Executive Officer, as appropriate, may appoint responsible banks or trust companies from time to time to act as transfer agents and registrars of the stock of the corporation, as may be required by and in accordance with applicable laws, rules and regulations. Except as otherwise provided by the Board, the Chairman of the Board, or the Chief Executive Officer, as appropriate, in respect of temporary certificates, no certificates for shares of capital stock of the corporation shall be valid unless countersigned by a transfer agent and registered by one of such registrars.

SECTION 4. Additional Regulations

The Board, the Chairman of the Board, or the Chief Executive Officer, as appropriate, may make such additional rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the corporation.

SECTION 5. Lost, Stolen or Destroyed Certificates

The Board, the Chairman of the Board, or the Chief Executive Officer may provide for the issuance of new certificates of stock to replace certificates of stock lost, stolen or destroyed, or alleged to be lost, stolen or destroyed, upon such terms and in accordance with such procedures as the Board or the Chief Executive Officer shall deem proper and prescribe.

ARTICLE VII

DIVIDENDS, SURPLUS, ETC.

Except as otherwise provided by statute or the Restated Certificate of Incorporation, the Board may declare dividends upon the shares of its capital stock either (1) out of its surplus, or (2) in case there shall be no surplus, out of its net profits for the fiscal year, whenever, and in such amounts as, in its opinion, the condition of the affairs of the corporation shall render it advisable. Dividends may be paid in cash, in property, or in shares of the capital stock of the corporation.

ARTICLE VIII

SEAL

The corporation may have a corporate seal which shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE IX

FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January of each year, or on such other day as may be fixed from time to time by the Board.

ARTICLE X

INDEMNIFICATION

SECTION 1. Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he is or was a Director (as that term is used in this Article X only, to include Directors elected or appointed pursuant to Article III of these By-laws, Advisory Directors and Emeritus Directors acting at the request of the Board), officer or employee of the corporation or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as such a Director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the full extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as provided in Section 2 of this Article X with respect to proceedings seeking to enforce rights to indemnification or to advancement of expenses, the corporation shall be required to indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of the corporation. The right to indemnification conferred in this Section shall include the right to be paid by the corporation the reasonable expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the General Corporation Law of the State of Delaware requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director, officer or employee (and not in any other capacity in which service was or is rendered by such indemnitee while a Director, officer or employee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to be indemnified under this Section 1, or otherwise; and provided further that except as provided in Section 2 of this Article X with respect to proceedings seeking to enforce rights to indemnification or an advancement of expenses, the corporation shall be required to advance expenses to any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of the corporation.

SECTION 2. Right of Indemnitee to Bring Suit

If a claim under Section 1 of this Article X is not paid in full by the corporation within sixty days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the indemnitee shall be entitled to be paid the expense of prosecuting such suit. The indemnitee shall be presumed to be entitled to indemnification under this Article upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses, where the required undertaking, if any is required, has been tendered to the corporation), and thereafter the corporation shall have the burden of proof to overcome the presumption that the indemnitee is not so entitled. Neither the failure of the corporation (including its Board, independent legal counsel, or its stockholders), to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances, nor an actual determination by the corporation (including its Board, independent legal counsel or its stockholders) that the indemnitee is not entitled to indemnification, shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.

SECTION 3. Contract Rights

The rights to indemnification and to advancement of expenses conferred upon an indemnitee pursuant to Sections 1 and 2 of this Article X shall be contract rights, and any amendment to or repeal of this Article X (or any provision thereof) shall not adversely affect any right to indemnification or advancement of expenses with respect to acts or omissions of such indemnitee occurring prior to such amendment or repeal (regardless of whether the proceeding relating to such acts or omissions is commenced before or after such amendment or repeal).

SECTION 4. Nonexclusivity of Rights

The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested Directors or otherwise.

SECTION 5. Insurance, Contracts and Funding

The corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. The corporation may enter into contracts with any indemnitee in furtherance of the provisions of this Article and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

SECTION 6. Wholly Owned Subsidiaries

Any person who is or was serving as a Director of a wholly owned subsidiary of the corporation shall be deemed, for purposes of this Article only, to be a Director, officer or employee of the corporation entitled to indemnification under this Article.

SECTION 7. Indemnification of Agents of the Corporation

The corporation may, by action of the Board from time to time, in its discretion and upon such terms and conditions, if any, as it deems appropriate under the circumstances, grant rights to indemnification and advancement of expenses to agents of the corporation to the full extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, or by other applicable law as then in effect The corporation may, by action of the Board from time to time, authorize one or more officers to grant rights to indemnification and advancement of expenses to agents of the corporation, in the discretion of such officer or officers and upon such terms and conditions, if any, as such officer or officers deem appropriate under the circumstances, in each case to the full extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, or by other applicable law as then in effect.

ARTICLE XI

CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

SECTION 1. Checks, Drafts, Etc.; Loans

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall, from time to time, be determined by resolution of the Board. No loans shall be contracted on behalf of the corporation unless authorized by the Board. Such authority may be general or confined to specific circumstances.

SECTION 2. Deposits

All funds of the corporation shall be deposited, from time to time, to the credit of the corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, agent or agents of the corporation to whom such power may, from time to time, be delegated by the Board; and for the purpose of such deposit, the Chief Executive Officer, the President, the Vice Chairman of the Board, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or any Assistant Treasurer, or any other officer or agent to whom such power may be delegated by the Board, may endorse, assign and deliver checks, drafts and other order for the payment of money which are payable to the order of the corporation.

ARTICLE XII

AMENDMENTS

These By-laws may be altered or repealed and new By-laws may be made by the affirmative vote, at any meeting of the Board, of a majority of the entire Board, subject to the rights of the stockholders of the corporation to amend or repeal By-laws made or amended by the Board by the affirmative vote of the holders of record of a majority in number of shares of the outstanding stock of the corporation present or represented at any meeting of the stockholders and entitled to vote thereon, provided that notice of the proposed action be included in the notice of such meeting.

ARTICLE XIII

MISCELLANEOUS

All references and uses herein of the masculine pronouns "he" or "his" shall have equal applicability to and shall also mean their feminine counterpart pronouns, such as "she" or "her."

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EL PASO CORPORATION", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF AUGUST, A.D. 2003, AT 12:59 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2884676 8100

030522405

AUTHENTICATION: 2575983

DATE: 08-11-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 08/11/2003
FILED 12:59 PM 08/11/2003
SRV 030522405 - 2884676 FILE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EL PASO CORPORATION

Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware

El Paso Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1. The original Certificate of Incorporation was filed with the Office of the Secretary of State of the State of Delaware on April 17, 1998. The name under which it was originally incorporated is El Paso Energy Corporation (the "Corporation").

2. This Amended and Restated Certificate of Incorporation has been adopted and approved in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, pursuant to which this Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Corporation's Restated Certificate of Incorporation as theretofore amended or supplemented.

3. The text of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE 1. NAME

The name of this corporation is El Paso Corporation.

ARTICLE 2. REGISTERED OFFICE AND AGENT

The address of the registered office of this corporation is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE 3. PURPOSES

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4. SHARES

The total number of authorized shares of all classes of stock of this corporation consists of 1,500,000,000 shares of common stock having a par value of $3.00 per share (the "Common Stock") and 50,000,000 shares of preferred stock having a par value of $0.01 per share ("Preferred Stock"). Authority is hereby expressly granted to the Board of Directors to fix by resolution or resolutions any of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions which are permitted by the General Corporation Law of the State of Delaware in respect of any class or classes of stock or any series of any class of stock of the corporation.

ARTICLE 5. BY-LAWS

The Board of Directors shall have the power to adopt, amend or repeal the By-laws of this corporation, subject to the power of the stockholders to amend or repeal such By-laws. The stockholders having voting power shall also have the power to adopt, amend or repeal the By-laws of this corporation.

ARTICLE 6. ELECTION OF DIRECTORS

Except as may be otherwise required by the By-laws, written ballots are not required in the election of Directors.

ARTICLE 7. PREEMPTIVE RIGHTS

Preemptive rights shall not exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE 8. CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 9. AMENDMENTS TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

This corporation reserves the right to amend or repeal any of the provisions contained in this Amended and Restated Certificate of Incorporation in any manner now or hereafter permitted by law, and the rights of the stockholders of this corporation are granted subject to this reservation.

ARTICLE 10. LIMITATION OF DIRECTOR LIABILITY

To the full extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this corporation shall not be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. Any amendment to or repeal of this Article 10 shall not adversely affect any right or protection of a Director of this corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE 11. ACTION BY STOCKHOLDERS WITHOUT A MEETING

Any action by the stockholders of this corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote on such action.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by El Paso Corporation this 11th day of August 2003.

EL PASO CORPORATION

By: Margaret E. Roark

Margaret E. Roark
Assistant Secretary

C
Only the Westlaw citation is currently available.
UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Court of Chancery of Delaware.

UNISUPER LTD., Public Sector Superannuation Scheme Board, Commonwealth Superannuation Scheme Board, United Super Pty Ltd., Motor Trades Association of Australia Superannuation Fund Pty Ltd., H.E.S.T. Australia Ltd., Care Super Pty Ltd., Universities Superannuation Scheme Ltd., Britel Fund Nominees Limited, Hermes Assured Limited, Stichting Pensioenfonds ABP, Connecticut Retirement Plans and Trust Funds, and the Clinton Township Police and Fire Retirement System, Plaintiffs,

v.

NEWS CORPORATION, a Delaware corporation, K. Rupert Murdoch AC, Peter L. Barnes, Chase Carey, Peter Chernin, Kenneth E. Cowley AO, David F. Devoe, Viet Dinh, Roderick Eddington, Andrew S.B. Knight, Lachlan K. Murdoch, Thomas J. Perkins, Stanley S. Shuman, Arthur M. Siskind, and John L. Thornton, Defendants.

No. 1699-N.

Submitted Nov. 7, 2005.
Decided Dec. 20, 2005.

Stuart M. Grant, Megan D. McIntyre and Cynthia A. Calder, of Grant & Eisenhofer P.A., Wilmington, Delaware, for Plaintiffs.
Edward P. Welch, Robert S. Saunders, Edward B. Micheletti and T. Victor Clark, of Skadden, ARPS, Slate, Meagher & Flom LLP, Wilmington, Delaware, for Defendants.

MEMORANDUM OPINION

CHANDLER, J.

*1 This case arises from a dispute between institutional shareholders and a company whose shares the investors owned and whose corporate governance they were monitoring. Plaintiffs filed this action on October 7, 2005, against defendant News Corporation ("News Corp." or "the Company") seeking to invalidate News Corp.'s extension of its poison pill and to prohibit any further extensions absent shareholder approval. Plaintiffs allege that News Corp. contracted, or else promised, that any extension of its poison pill would be put to a shareholder vote. When News Corp.'s board of directors extended the pill without a shareholder vote, plaintiffs filed this lawsuit. The individuals who were directors of News Corp. at the relevant times have also been named as defendants. FN1 Defendants have filed a motion to dismiss. For the reasons set forth below, I deny defendants' motion on counts I and II, and I grant defendants' motion on counts III, IV and V.

FN1. The Individual or Director defendants are: K. Rupert Murdoch, Peter L. Barnes, Chase Carey, Peter Chernin, Kenneth E. Cowley, David Devoe, Viet Dinh, Roderick Eddington, Andrew S.B. Knight, Lachlan K. Murdoch, Thomas J. Perkins, Stanley S. Shuman, Arthur M. Siskind, and John L. Thornton.

I. BACKGROUND

On April 6, 2004, News Corp. issued a press release announcing a plan of reorganization that would include the reincorporation of News Corp.-then an Australian corporation-as a Delaware corporation. FN2 The reorganization would be contingent on a shareholder vote of approval by each class of News Corp.'s shareholders voting separately. FN3 Because the shares beneficially owned by the Murdoch family voted as their own class, the public shareholders were in a position to prevent the reorganization if they voted as a class to reject it.

FN2. Compl. ¶ 33.

FN3. Compl. ¶ 34.

In late July 2004, the Australian Council of Super Investors Inc. ("ACSI") and Corporate Governance International ("CGI") met with News Corp. to discuss the reincorporation proposal. ACSI is a non-profit organization that advises Australian pension funds on corporate governance and CGI is an Australian proxy advisory firm. FN4 During these meetings, ACSI and CGI informed News Corp. of their concerns about the reincorporation's impact on shareholder rights and other corporate governance issues. FN5 One of the specific concerns mentioned by

ACSI and GCI was that, under Delaware law, the Company's board of directors would be able to institute a poison pill without shareholder approval, while under Australian law shareholder approval is required. FN6

FN4. Compl. ¶ 31.

FN5. Compl. ¶ 37.

FN6. Compl. ¶ 42.

After these meetings, ACSI and CGI began to develop a set of proposed changes to News Corp.'s post-reorganization, Delaware certificate of incorporation. ACSI and CGI drafted these proposed changes in the form of a "Governance Article." The Governance Article contained several provisions, including one providing that "the Board shall not have the power to, and shall not, create or implement any device, matter, or thing the purpose, nature, or effect of which is commonly described as a 'poison pill." ' FN7 On August 20, 2004, ACSI sent a copy of the Governance Article to News Corp. and requested that the proposals be included in the charter of the new Delaware corporation. FN8

FN7. Compl. ¶ 39.

FN8. Compl. ¶ 40.

*2 In late September 2004, News Corp. informed ACSI that the changes to the certificate of incorporation set forth in the Governance Article would not be adopted and that there would be no further negotiations. In response, ACSI issued a press release on September 27, 2004, recounting the negotiations with News Corp. and expressing ACSI's belief that the proposed reincorporation would result in the loss of shareholder protections. FN9 ACSI's September 27, 2004, press release was widely circulated and had the effect of galvanizing institutional investor opposition to the reincorporation . FN10

FN9. Compl. ¶ 43.

FN10. Compl. ¶ 44.

On October 1, 2004, News Corp. reversed itself and initiated further negotiations with ACSI. The General Counsel for News Corp., Ian Phillip, contacted the President of ACSI, Michael O'Sullivan, and told O'Sullivan that further negotiations were possible. At this stage of the negotiations, five key issues relating to News Corp.'s corporate governance remained in contention. FN11 Three of these issues would be dealt with through the adoption of binding provisions in the new, Delaware certificate of incorporation. Only the poison pill voting issue would be dealt with through the adoption of a so-called "board policy."

FN11. Compl. ¶ 45.

The first issue was whether News Corp. would agree to retain its full foreign listing on the Australian Stock Exchange. FN12 News Corp. ultimately agreed that its Delaware certificate of incorporation would include a provision requiring that News Corp. retain its full listing on the Australian Stock Exchange. FN13 The second issue was whether News Corp. would agree to insert a provision into its Delaware certificate of incorporation stating that News Corp. would not issue new shares having more than one vote per share. FN14 The parties ultimately agreed that such a provision would be added to the new certificate of incorporation. FN15 With respect to the third issue, the parties agreed to add a provision to the certificate of incorporation providing that holders of 20 percent or more of the outstanding voting shares of News Corp. could cause a special meeting of shareholders to be called. FN16 The fourth issue was dealt with through a series of voting agreements entered into by Rupert Murdoch. FN17 These agreements provided that Murdoch would not sell any of his voting shares to a purchaser if, following such sale, the purchaser would own more than 19.9 percent of News Corp., unless such purchaser agreed to purchase all the voting and non-voting shares of News Corp. FN18 Murdoch further agreed that these voting agreements could not be terminated or amended without the affirmative vote of News Corp.'s shareholders, excluding Murdoch and his affiliates. FN19 The fifth and final of the key issues was News Corp.'s ability under Delaware law to adopt a poison pill without a shareholder vote. FN20

FN12. Compl. ¶ 48. (Stating that the parties "reached a final agreement on all five areas of concern. The terms of that agreement were announced in [the October 6 Press Release.]") *See also* Pls .' Answering Br. Ex. C.

FN13. Pls.' Answering Br. Ex. C.

FN14. *Id.*

FN15. *Id.*

FN16. *Id.*

FN17. *Id.*

FN18. *Id.*

FN19. *Id.*

FN20. *Id.*

During the negotiations on the fifth issue, ACSI again sought an amendment to the Company's Delaware certificate of incorporation that would require a shareholder vote approving the adoption of a poison pill. FN21 In response to this request, Phillip told O'Sullivan that an amendment to the certificate of incorporation was impractical because there was not enough time. FN22 Time was limited because of the need to hold the shareholder vote as well as the need to have the reincorporation approved by an Australian court, as required by Australian corporate law. Phillip told O'Sullivan that, in the limited time remaining, it would be too difficult to draft and finalize an amendment to the certificate of incorporation that would encompass everything that might fall within the definition of "poison pill." FN23

FN21. Compl. ¶ 46.

FN22. *Id.*

FN23. *Id.*

***3** Plaintiffs allege that during these conversations between ACSI and News Corp., someone on behalf of News Corp. proposed that, rather than instituting an amendment to the certificate of incorporation, the poison pill issue be addressed by means of the adoption of a board policy (the "Board Policy"). FN24 Plaintiffs allege that someone, on behalf of News Corp., further agreed that News Corp.'s board would not circumvent the voting requirement by "rolling over" a poison pill for successive one-year terms on substantially similar terms and conditions or to the same effect without shareholder approval. FN25

FN24. Compl. ¶ 47.

FN25. *Id.*

On October 6, 2004, the terms of the agreement were announced in a News Corp. press release. The press release stated:

The [News Corp.] Board has adopted a policy that if a shareholder rights plan is adopted by the Company following reincorporation, the plan would have a one-year sunset clause unless shareholder approval is obtained for an extension. The policy also provides that if shareholder approval is not obtained, the Company will not adopt a successor shareholder rights plan having substantially the same terms and conditions. FN26

FN26. Compl. ¶ 48.

On October 7, 2004, Phillip emailed the "agreed deal points" to ACSI reiterating that it was the board's policy to hold a shareholder vote on twelve-month old poison pills. FN27 Also on October 7, 2004, News Corp. sent a letter to all of its shareholders and option-holders stating:

FN27. Compl. ¶ 49.

[T]he board ... has established a policy that if any stockholder rights plan (known as a 'poison pill') is adopted without stockholder approval, it will expire after one year unless it is ratified by stockholders. This policy will not permit the plan to be rolled over for successive one-year terms on substantially the same terms and conditions or to the same effect without stockholder ratification. FN28

FN28. Compl. ¶ 51.

On October 26, 2004, the shareholders and options-holders of News Corp. voted to approve the reorganization. The plaintiffs voted in favor of the reorganization and did not appear in court to object to the reorganization.

On November 8, 2004, Liberty Media Corporation ("Liberty Media") suddenly appeared as a potential hostile acquiror for News Corp. FN29 Liberty Media announced it had entered into an arrangement with a third party allowing it to acquire an additional 8% of News Corp.'s voting stock, thereby increasing its ownership to more than 17% of the voting stock. FN30 In response to this threat, News Corp.'s board adopted a poison pill, which it announced in a November 8, 2004 press release. FN31 In this press release, the board also announced that, going forward, it might or might not implement the Board Policy depending on whether it deemed the policy "appropriate in light of the facts and circumstances existing at such time." FN32 One year later, on November 8, 2005, the board extended the poison pill without a shareholder vote, in contravention of the Board Policy.

FN29. Compl. ¶ 58.

FN30. *Id.*

FN31. Compl. ¶ 59.

FN32. Compl. ¶ 60. By the time of the November 8, 2004 press release, plaintiffs had already cast their votes in favor of the reincorporation.

Plaintiffs, a group of Australian institutional investors, FN33 filed their complaint on October 7, 2005. FN34 The complaint contains five counts. Count I is for breach of contract. Count II asserts a claim for promissory estoppel. Count III is a claim for fraud. Count IV is a claim for negligent misrepresentation and equitable fraud. Count V is a claim for breach of fiduciary duties against the individual defendants. As relief for these claims, plaintiffs seek a judgment declaring the Company's poison pill invalid and enjoining defendants from extending the pill without first obtaining approval from the Company's shareholders. FN35

FN33. The plaintiffs are: UniSuper Ltd., Public Sector Superannuation Scheme Board, Commonwealth Superannuation Scheme Board, United Super Pty. Ltd., Motor Trades Association of Australia Superannuation Fund Pty. Ltd., H.E.S.T. Australia Ltd., CARE Super Pty. Ltd., Universities Superannuation Scheme Limited, Britel Fund Nominees Limited, Stichting Pensioenfonds ABP, Connecticut Retirement Plans and Trust Funds, and Clinton Township Police and Fire Retirement System.

FN34. Plaintiffs allege that the board's ultimate decision to extend the poison pill was foreshadowed in early August 2005. On August 10, the Company's Form 8-K filing indicated that the poison pill would be extended for two years beyond its November 8, 2005 expiration date, without shareholder approval. The 8-K made no mention of the Board Policy or explained why it would not be followed. The plaintiffs also were aware of an article published by the CEO of News Limited on August 20, 2005, that explained the board's action as follows:

The company said it would establish a policy which it did. The company did not claim to anyone at any time, verbally or in writing, that it would never change the policy. No agreement was breached, no promise was broken and there is no credible evidence to the contrary.

Plaintiffs allege that this statement betrays the illusory nature of the Board Policy. Had plaintiffs been aware of the fact that the board never intended to honor the Policy, they allege that they would have voted against the reorganization. Compl. ¶ 66.

FN35. The Court earlier refused plaintiffs' request to schedule an expedited injunction hearing, concluding that it could afford plaintiffs' full relief even after the poison pill had been extended by requiring defendants to withdraw it.

II. ANALYSIS

A. Standard on a Motion to Dismiss

***4** To survive a motion to dismiss, a complaint must allege facts that, if true, would establish the elements of a claim. FN36 When considering a motion to dismiss under Rule 12(b)(6), I am required to assume the truthfulness of all well-pleaded allegations of the complaint. In addition, I am required to extend to plaintiffs the benefit of all reasonable inferences that can be drawn from the complaint. Conclusory statements without supporting factual averments will not be accepted as true for purposes of this motion. FN37 Using this standard, I cannot order a dismissal unless it is reasonably certain that the plaintiffs could not prevail under any set of facts that can be inferred from the complaint.

FN36. *See, e.g.,* *Lewis v. Honeywell, Inc.,* 1987 WL 14747, at *4 (Del. Ch. July 28, 1987).

FN37. *Grimes v. Donald*, 673 A.2d 1207, 1214 (Del.1996).

With regard to plaintiffs' fraud claims, I apply the heightened pleading standard of Rule 9(b). Plaintiffs are required to plead particular facts of a fraud claim, *i.e.,* the pleading must identify the "time, place, and contents of the false misrepresentations, the facts misrepresented, as well as the identity of the person making the misrepresentation and what he obtained thereby." FN38

FN38. *York Linings v. Roach*, 1999 WL 608850, at *2 (Del. Ch. July 28, 1999) (internal quotations and citations omitted); *Metro Commc'ns Corp. BVI v. Advanced Mobilecomm Tech.*, 854 A.2d 121, 144 (Del. Ch.2004).

B. Count I-Breach of Contract

Plaintiffs' allege that defendants entered into a contract when plaintiffs agreed to vote in favor of News Corp.'s reorganization in consideration for News Corp.'s promise to submit any extensions of its poison pill to a shareholder vote. This contract allegedly provided that News Corp. would adopt a board policy and that the board policy would not be revocable. FN39 Plaintiffs assert two legal theories for how the contract was formed. The first theory is that the parties entered into a written contract evidenced by the Press Release and the Letter to Shareholders. The second is that the parties entered into an oral agreement. The complaint asserts very few facts to support either of these theories. Because I am required to draw each crucial inference in plaintiffs' favor, however, I conclude that plaintiffs' breach of contract claim survives defendants' motion to dismiss.

FN39. One aspect of plaintiffs' contract theory strikes me as problematic: Plaintiffs are sophisticated investors capable of negotiating enforceable agreements to protect their interests, as is demonstrated in this case by the certificate of incorporation amendments plaintiffs managed to extract from defendants. Of the five key issues that the parties negotiated over, three were dealt with through amendments to the certificate of incorporation, and another was specifically made binding absent a shareholder vote. Thus, it is not entirely clear why in this instance plaintiffs accepted a promise to adopt a board policy, which is a more transitory right than a charter provision, especially when sophisticated parties such as these must have understood the significant difference between a charter provision and a board policy. Nonetheless, assuming every reasonable inference in plaintiffs' favor, I cannot say at this stage that there is no set of facts that would entitle plaintiffs to prevail on their contract theory. Although plaintiffs' claim is sufficient to withstand a motion to dismiss because of the liberal standard applied in this context, it will be plaintiffs' burden going forward to demonstrate a factual and legal basis for this claim.

i. Allegations of a Written Agreement: The Press Release and Letter to Shareholders

Defendants concede there was an agreement embodied in the Press Release and Letter to Shareholders by which News Corp. promised to adopt a board policy. They argue that the parties never discussed making the policy irrevocable and that, under Delaware law, a board policy is non-binding and revocable by the board at any time. FN40 Plaintiffs counter that the contract in this case contemplated that the board would not be able to "roll over" the pill, *i.e.,* circumvent the shareholder vote by rescinding the Board Policy.

FN40. Defs.' Opening Br. at 14.

Defendants are correct that board policies, like board resolutions, are typically revocable by the board at will. They cite *In re General Motors (Hughes) Shareholders Litigation* FN41 in support of the proposition that board policies are always revocable, in every circumstance. The board in *General Motors* adopted a "Board Policy Statement" setting forth procedures to be followed in the event of a material transaction between General Motors ("GM") and one of its subsidiaries, Hughes Electronics Corporation ("Hughes"). The policy required that in the event of a transfer of material assets from Hughes to GM, the GM board would be required to declare and pay a dividend to the Hughes shareholders.

FN41. 2005 WL 1089021 (Del. Ch. May 4, 2005)

*5 In *General Motors,* this Court stated in a footnote that *if* a board policy has the effect of a board resolution, it *might* be revocable by the board at any time. FN42 This statement was phrased as a conditional statement because, as the Court noted, the complaint in *General Motors* contained no information with respect to the extent to which the GM board was bound to protect the rights granted to shareholders by the policy statement, *i.e.,* the extent to which the policy had an effect greater than a simple board resolution. In contrast, *the complaint in this case alleges that the News Corp. board was contractually bound to protect the rights granted by the Board Policy.* Plaintiffs allegation is precisely that, in contrast to the facts in *General Motors,* the Board Policy in this case had an effect *greater* than that of a resolution because the board was contractually bound to keep it in place.

FN42. *In re General Motors (Hughes) S'holder Litig.,* 2005 WL 1089021 at n. 34 (the footnote states, in part:
As opposed to the rights ... set out in GM's Restated Certificate of Incorporation, which is binding upon the GM board, *there is no information* in the Complaint with respect to the extent to which the GM board was bound to protect the rights ... granted by the Policy Statement. *If* the Policy Statement had *the effect* of a resolution adopted by the board, it *presumably* could be rescinded or amended by nothing more than another board resolution. (Emphasis added.))

This Court's statement about board policies in *General Motors* simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well. An equally strong principle is that: If a board enters into a contract to adopt and keep in place a resolution (or a policy) that others justifiably rely upon to their detriment, that contract may be enforceable, without regard to whether resolutions (or policies) are typically revocable by the board at will.

On their face, the Press Release and the Letter to Shareholders state that the News Corp. board would adopt a board policy. If the Press Release and the Letter to Shareholders stated nothing more, I would be inclined to grant Defendants' motion with respect to the allegations of a written contract. But both the Press Release and the Letter to Shareholders go on to state that the board policy will not permit the pill to be rolled over. The plaintiffs are entitled to all reasonable inferences, including the inference that this part of the agreement expresses an intent that the Board Policy would not be rescinded before the shareholders had a chance to vote. On this point, the meaning of the contract is ambiguous and both sides should have the opportunity to present evidence and make legal arguments concerning the proper interpretation of the agreement. FN43 Whether plaintiffs will be able to adduce evidence in support of their allegations is for another day. But for now, it is sufficient that they have alleged the existence of an agreement, the existence of valuable consideration (their vote in favor of the reorganization), and that the board intentionally breached the agreement.

FN43. There are other ambiguities inherent in the alleged agreement. For example, what is the term or duration of the Board Policy? Did the parties intend to preclude the board from *ever* modifying the Board Policy? If the shareholders voted not to extend the poison pill, would a future board of News Corp. also be disabled from adopting a poison pill? If plaintiffs are correct about the alleged agreement, then how could the agreement have left out these crucial details?

ii. Allegations of an Oral Contract

The complaint avers facts barely sufficient to state a claim that defendants made an oral contract with the shareholders during these conversations. The details of the alleged oral contract are not spelled out in the complaint, but what is clear is that the key term of the alleged oral contract was that shareholders would get to vote on any extension of a poison pill.

*6 The operative sections of the complaint are paragraphs 46 and 47. The complaint makes reference to the conversations between Phillip and O'Sullivan and sets forth general facts about those conversations. Notwithstanding the dearth of factual detail about the oral contract, Rule 12(b) sets forth a "notice pleading" standard and I conclude that the complaint gives adequate notice, if barely so, as to when the alleged oral agreement was formed and as to its contents. Many of the ambiguities and gaps in the written agreement also infect the alleged oral agreement, if not more so. Nevertheless, at this early stage of the lawsuit, I must deny defendants' motion to dismiss plaintiffs' claim of an oral contract.

iii. Unenforceability

Defendants assert that, even if plaintiffs are right about the existence, substance and interpretation of the alleged contract, the contract is unenforceable as a matter of law. FN44 Defendants offer two arguments in support of this proposition.

FN44. Defs.' Reply Br. at 14.

a. Section 141(a)

Defendants first argue the alleged agreement is inconsistent with the general grant of managerial authority to the board in Section 141(a) of the Delaware General Corporation Law. FN45 According to defendants, Section 141(a) vests power to manage the corporation in the board of directors and requires that any limitation on this power be in the certificate of incorporation. Defendants contend that an agreement to hold a shareholder vote on poison pills (or any other issue affecting the business and affairs of the corporation) is unenforceable unless memorialized in the certificate of incorporation.

FN45. Section 141(a) states:
The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

By definition, any contract a board could enter into binds the board and thereby limits its power. Section 141(a) does not say the board cannot enter into contracts. It simply describes who will manage the affairs of the corporation and it precludes a board of directors from ceding that power to outside groups or individuals.

The fact that the alleged contract in this case gives power to the shareholders saves it from invalidation under Section 141(a). The alleged contract with ACSI did not cede power over poison pills to an outside group; rather, it ceded that power to shareholders. FN46 In effect, defendants' argument is that the board impermissibly ceded power *to the shareholders*. Defendants' argument is that the contract impermissibly restricted the board's power by granting *shareholders* an irrevocable veto right over a question of corporate control. FN47

FN46. The contract required that the pill be put to a shareholder vote on a date twelve months after the pill's adoption. On that date, the shareholders would exercise their power either to approve or to reject the pill.

FN47. Defs.' Reply Br. at 15.

Delaware's corporation law vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs. FN48 Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power-which is that of an agent's with regard to its principal-derives from the shareholders, who are the ultimate holders of power under Delaware law. FN49

FN48. Of course, the board of directors' managerial power is not unlimited; it is constrained by the directors' fiduciary duties and by shareholders' right to vote. The Delaware General Corporation Law gives shareholders an immutable right to vote on fundamental corporate changes. *See, e.g.,* 8 *Del. C.* § 242 (charter amendment); § 251 (merger); § 271 (sale of assets); § 275 (dissolution). In addition, the Delaware General Corporation Law vests shareholders with the power to adopt, amend or repeal bylaws relating to the business of the corporation and the conduct of its affairs. 8 *Del. C.* § 109.

FN49. The alleged agreement in this case enables a vote by *all* shareholders. Private agreements between the board and a few large shareholders might be troubling where the agreements restrict the board's power in favor of a particular shareholder, rather than in favor of shareholders at large.

b. Paramount, QVC, and Omnicare

*7 Defendants cite three Supreme Court of Delaware cases FN50 in support of their second argument that the agreement in this case should be unenforceable as a matter of law. FN51 Generally speaking, these cases stand for the proposition that a contract is unenforceable if it would require the board to refrain from acting when the board's fiduciary duties require action. FN52

FN50. Defendants cite *Paramount Commc'ns Inc. v. QVC Network Inc.,* 637 A.2d 34, 41-42 (Del.1994); *Quickturn Design Sys., Inc. v. Shapiro,* 721 A.2d 1281, 1292 (Del.1998); and *Omnicare, Inc. v. NCS Healthcare, Inc.,* 818 A.2d 914, 938 (Del.2003).

FN51. Defs.' Reply Br. at 3.

FN52. *Id.*

Stripped of its verbiage, defendants' argument is that the News Corp. board impermissibly disabled its fiduciary duty to shareholders by putting into *shareholders'* hands the decision whether to keep a poison pill. FN53 The three cases cited by defendants do not operate to invalidate contracts of this sort. Each of the three cases cited by defendants invalidated contracts the board used in order to take power *out* of shareholders' hands.

FN53. Although they do not explicitly say so, defendants presumably envision a scenario where the board might conclude, in the face of a hostile takeover, that it was in the best interests of shareholders to extend the Company's poison pill. If the board had previously contracted to submit the pill to a shareholder vote and if that shareholder vote were looming on the horizon, then, defendants argue, the board would be unable to adopt an effective pill-defense. Alternatively, defendants could be arguing that in a situation where the shareholder vote on the pill had already taken place, then the board would be precluded from exercising its fiduciary duty if it determined that adoption of a poison pill was in the best interests of shareholders. Both versions of defendants' argument fail insofar as they are intended to suggest that the alleged agreement is contrary to a supervening directorial fiduciary duty.

In *Paramount* the board agreed with an acquiror-Viacom-to adopt deal protective measures, including a no-shop provision, a termination fee, and a grant of stock options to the acquiror. FN54 When a competing bidder-QVC-offered shareholders more for their shares, the target board refused to negotiate on the grounds that they were precluded from doing so by the contractual agreements with Viacom. FN55 The Supreme Court held that these contractual provisions were invalid and unenforceable to the extent they limited the directors' fiduciary duties under Delaware law or prevented the directors from carrying out their fiduciary duties under Delaware law. FN56

FN54. *Paramount,* 637 A.2d at 39.

FN55. *Id.* at 48.

FN56. *Id.*

In *Quickturn* the board amended the company's poison pill so that no newly elected board could redeem the pill for six months after taking office. FN57 This "delayed redemption provision" was adopted as a defensive measure in response to a tender offer by a would-be acquiror. FN58 The Supreme Court held that the provision was invalid and unenforceable because it would prevent a future board from rescinding the poison pill, even in circumstances where the future board concluded that redeeming the pill was in the best interests of shareholders.

FN57. *Quickturn,* 721 A.2d at 1287 (Del.1998).

FN58. *Id.* at 1284.

The contracts in *Paramount* and *Quickturn* were defensive measures that took power out of the hands of shareholders. FN59 The contracts raised the "omnipresent specter" FN60 that the board was using the contract provisions to entrench itself, *i.e.,* to prevent shareholders from entering into a value-enhancing transaction with a competing acquiror. FN61 In this case, the challenged contract put the power to block or permit a transaction directly into the hands of shareholders. Unlike in *Paramount* and *Quickturn,* there is no risk of entrenchment in this case because shareholders will make the decision for themselves whether to adopt a defensive measure or leave the corporation susceptible to takeover.

FN59. The board of directors in *Paramount* used the challenged contracts to make certain transactions more expensive in order to favor the board's preferred bidder. In *Quickturn,* the board of directors used the invalidated contracts to entrench itself.

FN60. *Unocal Corp. v. Mesa Petroleum Co.,* 493 A.2d 946, 954 (Del.1985); *see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc .,* 506 A.2d 173, 180 (Del.1986).

FN61. *Omnicare,* 818 A.2d at 931.

In *Omnicare* the board entered into a merger agreement with an acquiror. FN62 As part of the merger agreement, the board agreed to submit the merger agreement to stockholders even if the board later determined the merger was not in the best interests of shareholders. FN63 Also as part of the merger agreement, two directors who were shareholders irrevocably committed to vote in favor of the merger. FN64 These two directors owned a majority of the company's voting power. The result of these deal protective measures was that the deal was completely locked-up. FN65 The Supreme Court of Delaware held that the agreement to submit the deal to a shareholder vote was unenforceable because it resulted in the board disabling its ability to exercise its fiduciary duties to the minority shareholders. FN66

FN62. *Id.* at 925.

FN63. *Id.*

FN64. *Id.* at 926.

FN65. *Id.* at 918.

FN66. *Id.* at 937.

***8** *Omnicare* does not invalidate the contract in this case. Unlike the board in *Omnicare,* the News Corp. board entered into a contract that empowered shareholders; it gave shareholders a voice in a particular corporate governance matter, *viz.,* the poison pill. It makes no sense to argue that the News Corp. board somehow disabled its fiduciary duties to shareholders by agreeing to let the shareholders vote on whether to keep a poison pill in place. This argument is an attempt to use fiduciary duties in a way that misconceives the purpose of fiduciary duties. Fiduciary duties exist in order to fill the gaps in the contractual relationship between the shareholders and directors of the corporation. FN67 Fiduciary duties cannot be used to silence shareholders and prevent them from specifying what the corporate contract is to say. FN68 Shareholders should be permitted to fill a particular gap in the corporate contract if they wish to fill it. This point can be made by reference to principles of agency law: Agents frequently have to act in situations where they do not know exactly how their principal would like them to act. In such situations, the law says the agent must act in the best interests of the principal. Where the principal wishes to make known to the agent exactly which actions the principal wishes to be taken, the agent cannot refuse to listen on the grounds that this is not in the best interests of the principal.

FN67. *See* Frank H. Easterbrook & Daniel R. Fischel, THE ECONOMIC STRUCTURE OF CORPORATE LAW 92-93 (1998) ("... the fiduciary principle is a rule for completing incomplete bargains in a contractual structure ...").

FN68. I do not mean to suggest that the News Corp. directors have no fiduciary duties with respect to the shareholder vote. The directors have a duty to fully inform shareholders and to structure the vote so that, as much as possible, risks of improper coercion are reduced.

To the extent defendants argue that the board's fiduciary duties would be disabled after a hypothetical shareholder vote, this argument also misconceives the nature and purpose of fiduciary duties. Once the corporate contract is made explicit on a particular issue, the directors must act in accordance with the amended corporate contract. There is no more need for the gap-filling role performed by fiduciary duty analysis. FN69 Again, the same point can be made by reference to principles of agency law: Where the principal makes known to the agent exactly which actions the principal wishes to be taken, the agent must act in accordance with those instructions.

FN69. See Easterbrook & Fischel, *supra* n. 54, at 92-93 ("Because the fiduciary principle is a rule for completing incomplete bargains in a contractual structure, it makes little sense to say that "fiduciary duties" trump *actual* contracts" (emphasis in original).

C. Count II-Promissory Estoppel

In order to assert a claim for promissory estoppel, plaintiffs must adequately allege: (1) a promise was made; (2) it was the reasonable expectation of the promisor to induce reliance or forbearance on the part of the promisee; (3) the promisee reasonably relied on the promise and took action to his detriment; and (4) injustice can be avoided only by enforcement of the promise. FN70

FN70. *Lord v. Souder,* 748 A.2d 393, 399 (Del.2000).

The complaint does not describe with any detail when defendants allegedly promised that the poison pill would not be rolled over without a shareholder vote. But making all inferences in plaintiffs' favor, the complaint can be read to allege that an oral promise was made during conversations that ensued between representatives of News Corp. and plaintiffs. For this reason, I conclude that plaintiffs' promissory estoppel claim survives defendants' motion to dismiss with respect to plaintiffs' allegations of an oral promise between Phillip and O'Sullivan.

D. Count III-Fraud

*9 The plaintiffs' third claim is for fraud. In order to plead common law fraud in Delaware, plaintiffs must aver facts supporting the following elements: (1) the defendant made a false representation, usually one of fact; (2) the defendant had knowledge or belief that the representation was false, or made the representation with requisite indifference to the truth; (3) the defendant had the intent to induce the plaintiff to act or refrain from acting; (4) the plaintiff acted or did not act in justifiable reliance on the representation; and (5) the plaintiff suffered damages as a result of such reliance. FN71 Fraud claims are subject to the heightened pleading standards of Rule 9(b). FN72

FN71. *Albert v. Alex. Brown Management Services, Inc.,* 2005 WL 2130607, at *7 (Del. Ch. Aug. 26, 2005).

FN72. *Id.*

The complaint does not allege who made a fraudulent representation or the contents of that misrepresentation. FN73 That a representation was even made is not directly alleged in the complaint but is an inference that can be drawn in plaintiffs' favor if the complaint is read very broadly. Because plaintiffs fail to plead facts supporting a claim of fraud, I must grant defendants' motion as to this claim.

FN73. *C.V. One v. Resources Group,* Del.Super., 1982 WL 172863, at *3 (Dec. 14, 1982) (dismissing fraud claim where "the person who made the misrepresentation is not named.")

E. Count IV-Negligent Misrepresentation and Equitable Fraud

To successfully assert a claim for negligent misrepresentation, plaintiff must adequately plead: (1) the defendant had a pecuniary duty to provide accurate information; (2) the defendant supplied false information; (3) the defendant failed to exercise reasonable care in obtaining or communicating the information; and (4) the plaintiff suffered a pecuniary loss caused by justifiable reliance upon the false information. FN74 Plaintiffs have failed to assert with any specificity what false documents or false statements they relied upon in connection with the alleged injury or who produced them. FN75 Plaintiffs' complaint suffers from a second problem: It fails to allege a pecuniary loss. In fact, plaintiffs state in their complaint that they "have no adequate remedy at law." FN76 Because the complaint fails to allege who made the misrepresentation or the existence of a pecuniary loss, I must dismiss plaintiffs' claim of negligent misrepresentation.

FN74. *Steinman v. Levine,* 2002 WL 31761252 (Del. Ch. Nov. 27, 2002) (citing *Sanders v. Devine,* 1997 WL 599539, at *6-7 (Del. Ch. Sept. 24, 1997) and *Wolf v. Magness Constr. Co.,* 1995 WL 571896, at *2 (Del. Ch. Sept. 11, 1995), *aff'd,* 676 A.2d 905 (Del.1996)).

FN75. *See Steinman v. Levine,* 2002 WL 31761252, at *15 (Del. Ch. Aug. 6, 2002) (Dismissing negligent misrepresentation claim against multiple defendants where complaint failed to identify misrepresentations made by any particular director defendant.)

FN76. Compl. ¶ 104.

Plaintiffs have also failed to adequately plead

equitable fraud. Equitable fraud is subject to Rule 9(b)'s heightened pleading standard. FN77 The complaint contains no more facts supporting a claim of equitable fraud than it does facts supporting a fraud claim. I grant defendants' motion to dismiss with respect to Count IV.

FN77. *Shamrock Holdings of California, Inc. v. Iger*, 2005 WL 1377490, at *7 (Del. Ch. June 06, 2005).

F. Count V-Breach of Fiduciary Duty

Count V of the complaint alleges the directors breached their fiduciary duties. The complaint is bereft of any facts that suggest a violation of the duty of loyalty. Plaintiffs do not allege that the decision to extend the pill without a shareholder vote was in any way self-interested. FN78 The complaint also fails to allege any facts that support a claim for breach of the duty of care. Plaintiffs do not allege that the director defendants were uninformed about their decision to extend the poison pill without a shareholder vote or that they did so in bad faith.

FN78. Pls.' Answering Br. at 47 (acknowledging that "[p]laintiffs do not challenge the *bona fides* of the Pill.")

***10** Plaintiffs do not allege facts supporting a violation of either the duty of loyalty or the duty of care. As a result of these pleading deficiencies, I dismiss Count V of the complaint.

III. CONCLUSION

The complaint adequately states claims for breach of contract (count I) and promissory estoppel (count II). The burden is now on the plaintiffs to prove that a contract or promise was actually made that the Board Policy would be irrevocable. The motion to dismiss is granted with regard to plaintiffs' claims for fraud (count III), equitable fraud and negligent misrepresentation (count IV), and breach of fiduciary duty (count V).

IT IS SO ORDERED.

Del.Ch.,2005.
Unisuper Ltd. v. News Corp.
Not Reported in A.2d, 2005 WL 3529317 (Del.Ch.)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: El Paso Corporation
Incoming letter dated January 6, 2006

The proposal would amend the bylaws to require disclosure in the company's proxy statements of the estimated monetary value of benefits in which "named executive officers" had any vested rights as of the last day of the reported period under any pension, retirement or deferred compensation plan, including any supplemental executive retirement plan established by the company.

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Timothy Geishecker
Attorney-Adviser